SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2010

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

CREDICORP
Ltd.

Second Quarter 2010 Results

Lima, Peru, August 12, 2010 - Credicorp (NYSE:BAP) announced today its unaudited results for the second quarter of 2010. These results are reported on a consolidated basis in accordance with IFRS in nominal U.S. Dollars.

HIGHLIGHTS

•     Credicorp reported strong 2Q10 earnings of US$ 161.9 million, reflecting earnings growth of 40.6% YoY and 30.7% QoQ. Performance ratios reflected this improvement reaching 2.7% ROAA and 27.5% ROAE.  These good 2Q results followed a good start in 1Q leading to a 1H10 bottom line 26.6% stronger than in 2009.
•     The continuing recovery of economic activity in the Peruvian market is reflected in Q-end loan balances, which grew 6.5% from last Q vs. 2.9% loan growth in 1Q10.
•     NII grew 5.2% this Q keeping pace with loan growth and NIM recovered slightly from 4.9% to 5% as interest rate increases had a positive impact on the yields of our liquidity positions typically invested with the Central Bank, and the loan portfolio showed stronger growth in higher yielding segments, which was translated into higher interest income.
•     Non-financial income was up 17% following a moderate increase in fee income of 2.5%, and a strong growth in gains on the sale of securities which resulted from a one-off transaction involving a sovereign-bonds exchange that generated about US$ 26 million in non-core income. Thus, non-financial income grew 15.3% YoY.
•     An improvement and reduction of our PDL ratios in 2Q10 was recorded as the problems with our newly implemented collection system were corrected, and some overdue charge-offs were implemented. Therefore, our PDL ratio improved dropping to 1.7%, and net provisions for loan losses also dropped 28.5% to a more sustainable level.
•     The continuing good performance of the insurance business is reflected in the US$ 45.5 million income from insurance premiums net of claims, which represents a significant 40% increase over the US$ 32.5 million in 1Q10. These numbers continue to reflect the lower loss ratio resulting from the tighter risk and underwriting policies and growing retail business.
•     Operating costs once again reflect on-going cost reduction efforts dropping an additional 1% QoQ. Lower personnel costs drove this reduction, dropping 5.3% QoQ after the measures taken in 1Q10. This led to an improved efficiency ratio of 39.6%, down from 42.1% in the previous Q and 40.7% a year ago.
•     Consequently, operating income for Credicorp was 42% higher QoQ. Even after excluding non-core gains on the sale of securities, operating income still performed very well with close to 27% QoQ growth in core operating income.
•     BCP’s operating results also reflect a solid increase in average lending volumes, 1.2% drop in operating costs and a 28% decline in net provisions, leading to a strong operating result; this was further boosted by the non-core income generated through the sale of securities referred to before of about US$ 26 million. Thus, operating income was 43.4% stronger leading to a contribution to Credicorp’s net income of US$ 130.8 million, up 32% from 1Q10’s, which reflects a ROAE of 33% and ROAA of 2.6%.
•     ASHC’s reported a steady and strong income generation, though slightly lower with regard to 1Q’s and 4Q09’s due to a decrease in interest income following a reduction in the total volume of IEA and a contraction in fee income from client-trading. Thus, the earnings contribution reached US$ 13.1 million vs. US$ 13.4 million in 2Q10.
•     PPS continued performing better than expected and reported a contribution to Credicorp of US$ 12.5 million. This is one of PPS’s best quarterly contributions to Credicorp and is a reflection of sound insurance underwriting & risk management, which resulted in a low claims ratio. More importantly, all risk and performance ratios are currently at low levels, with a combined ratio of 92%, and a NEL ratio of 60.6% vs. 68.2% in 1Q10. This reflects the successful changes implemented in PPS’s business model.
•     Prima AFP maintained the excellent results from 1Q10 and reported a flat contribution of US$ 5.9 million. For 1H10, Prima shows an 8% income growth despite the regulatory changes that exempted the additional year-end salary from obligatory contributions to the fund. This robust income growth was achieved thanks to increased collections as the economy reactivates and tight cost controls.
•     The good performances of all of Credicorp’s subsidiaries are evident in Credicorp’s operating results and are reflected in 1H10’s robust results that showed a 19.7% loan growth, 25.9% net earnings growth, a 24.2% ROAE, a 1.7% PDL ratio and an improved efficiency ratio of 40.8% for the period (vs. 42.3% for 1H09).

I. Credicorp Ltd.

Overview

Credicorp reported strong 2Q10 earnings of US$ 161.9 million, reflecting 40.6% YoY earnings growth and 30.7% QoQ growth. Performance ratios reflected this improvement reaching very strong levels of 2.7% ROAA and 27.5% ROAE.  These good 2Q results followed the good start in 1Q10 and led to a 1H10 bottom line that was 26.6% stronger than the level of 2009.

The continuing and strong recovery of economic activity in the Peruvian market is undoubtedly driving growth in the loan portfolio. Q-end loan balances grew 6.5% QoQ, a stronger performance vs. the 2.5% portfolio growth in 1Q10, which was lower because of some large loan amortizations at the end of March, which were captured by Q-end balances. This evolution is explained by the strong disbursements to finance investments in Wholesale Banking in the 1Q, which although slowing down slightly in the 2Q, are expected to continue throughout the rest of the year. Retail Banking however, shows a more stable and constant expansion, somewhat concentrated in the SME and micro-lending activity due to the reactivation of the economy and the mortgage book. Altogether, loan growth for the 1H10 reached 9.6%.

A slight variation in the growth pace of the wholesale sector for this 2Q, which is in turn concentrated in middle & long term investment related lending, and stronger growth seen in the higher margins SME and micro-lending retail segments impacted NIM positively, leading to a slight improvement in the margins of our lending portfolio at BCP, which moved to 8% from 7.8%. Overall NIM for Credicorp also showed a slight recovery from 4.9% to 5%. This was attributable to the aforementioned factors and the better yields on our liquidity positions.

An improvement and reduction of our PDL ratios in 2Q10 was reported as the seasonality in delinquencies experienced in 1Q10 ended and the problems with our newly implemented collection system were corrected. Furthermore, already overdue charge-offs were implemented reducing the recorded delinquencies’ book. In this scenario, our PDL ratio recovered and dropped to 1.7%, and net provisions for loan losses also dropped 28% to a more sustainable level. In fact, a detailed analysis of delinquencies later on this report will show that delinquencies per product are in fact stable and dropping as the economy recovers from the impact of the world recession, while the volume of our portfolio classified as normal increased.

Fee income performed well and increased an additional 2.5% this Q, while income from FX transactions dropped slightly given the stability of the currency. However, overall non-financial income was heavily boosted once again by a one-off transaction that led to the exchange of certain sovereign securities and generated a gain through the recognition of unrealized gains once the exchange went through. The resulting non-recurrent gain of approximately US$ 26 million increased non financial income by 17% QoQ and explains part of the significant net earnings growth.

PPS continued performing better than expected and reported a contribution to Credicorp’s bottom line of US$ 12.5 million. In fact, a 9.5% growth in net earned premiums, proportionately lower claims which grew only 2.4% and lower cost of life and health policies resulted in a 40% stronger contribution of the insurance business into the operating income of Credicorp. This is one of PPS’s best quarterly contributions to Credicorp and is a reflection of sound insurance underwriting & risk management, which resulted in a low loss ratio. More importantly, all risk and performance ratios are currently at low levels, with a combined ratio of 92%, and a NEL ratio of 60.6% vs. 68.2% in 1Q10. Improvements in these indicators show that the changes implemented in PPS’s business model have been successful.

Operating costs show an additional contraction of 1% this Q after dropping 8.6% in 1Q10. This further improvement was driven by the reduction of expenses in total salaries after the personnel cuts and related redundancy costs in 1Q. In this scenario, personnel expenses fell 5.3% QoQ. All other efficiency programs are also contributing; an effort reflected in the fact that the efficiency ratio went from 42.1% in 1Q to 39.6% this 2Q.

Credicorp Ltd.	Quarter			Change %		Year ended		Change %
US$ 000	2Q10	1Q10	2Q09	QoQ	YoY	Jun 10	Jun 09	Jun 10 / Jun 09
Net Interest income	258,434	245,585	233,542	5.2%	10.7%	504,019	439,408	14.7%
Net provisions for loan losses	(30,895)	(43,181)	(54,708)	-28.5%	-43.5%	(74,075)	(81,133)	-8.7%
Non financial income	196,554	167,808	170,477	17.1%	15.3%	364,362	344,146	5.9%
Insurance premiums and claims	45,517	32,487	28,670	40.1%	58.8%	78,004	57,177	36.4%
Operating expenses	(235,321)	(237,698)	(205,795)	-1.0%	14.3%	(473,019)	(427,007)	10.8%
Operating Income	234,289	165,002	172,186	42.0%	36.1%	399,290	332,591	20.1%
Core operating income	208,940	165,002	142,865	26.6%	46.3%	373,942	259,864	43.9%
Non core operating income*	25,349	-	29,321	n.a.	-13.5%	25,349	72,727	-65.1%
Translation results	4,675	12,059	3,958	-61.2%	18.1%	16,734	(750)	2330.1%
Worker's profit sharing and income taxes	(65,611)	(44,902)	(52,307)	46.1%	25.4%	(110,513)	(90,516)	22.1%
Net income	173,353	132,158	123,837	31.2%	40.0%	305,512	241,324	26.6%
Minority Interest	11,429	8,288	8,634	37.9%	32.4%	19,718	15,544	26.8%
Net income attributed to Credicorp	161,924	123,870	115,202	30.7%	40.6%	285,794	225,780	26.6%
Net income/share (US$)	2.03	1.55	1.44	30.7%	40.6%	3.58	2.83	26.6%
Total loans	12,697,597	11,922,859	10,603,688	6.5%	19.7%	12,697,597	10,603,688	19.7%
Deposits and obligations	15,257,042	14,806,660	13,708,039	3.0%	11.3%	15,257,042	13,708,039	11.3%
Net shareholders' equity	2,433,065	2,284,552	1,932,760	6.5%	25.9%	2,433,065	1,932,760	25.9%
Net interest margin	5.0%	4.9%	5.1%			4.9%	4.8%
Efficiency ratio	39.6%	42.1%	40.7%			40.8%	42.3%
Return on average shareholders' equity	27.5%	21.5%	25.6%			24.2%	25.2%
PDL/total loans	1.70%	1.81%	1.38%			1.70%	1.38%
Coverage ratio of PDLs	179.3%	176.7%	192.9%			179.3%	192.9%
Employees	19,174	19,524	19,757			19,174	19,757
* It refers to a net gain on sales of securities (non financial income)

In this context, operating income, excluding the extraordinary gains on sale of securities, grew a strong 26.6% QoQ, reflecting a robust earnings generation at Credicorp for the period. The significant improvement in Credicorp’s operating results continued to be supported by the good performance of the non-banking businesses, i.e. the insurance and asset management businesses. Even after the strong increase in provisions for profit sharing and income taxes, bottom line results are in line with this improved earnings generation showing a 30.7% increase in net earnings attributable to Credicorp. Compared to the same period of last year, Credicorp shows a 40.6% increase in net income. In terms of the first half of the year, the 1H10 results show a cumulative 26.6% increase in net income generation, far beyond our expectations.

Credicorp – The Sum of Its Parts

Credicorp’s 2Q10 results exceeded our own expectations since the economic recovery is stronger than originally expected with a positive impact on the lending business and asset quality, and our efficiency projects and cost adjustments have been very effective across all of Credicorp’s subsidiaries. Furthermore, the recovery in economic activity has not only reactivated loan growth, but further increased the good levels of income at the asset management subsidiaries and spurred growth in insurance activity.

The Peruvian economy continued its strong recovery in economic activity, which was reflected in continuing demand for loans through solid growth of average daily balances at BCP, which grew 3.5% QoQ due primarily to growth in corporate medium and long term US Dollar lending and domestic currency SME and micro-lending, as well as general consumer and mortgage lending. This strong growth was accompanied by higher NII due to higher interest income, which led to a slight improvement in NIM that was back to the 5% level. Loan portfolio quality remained stable and showed some improvement in the SME segment, resulting in an improved PDL ratio of 1.7%, and lower levels of provisions, which were down 28% and contributed to a better income generation. Non interest income was very strong, up +23%, mainly boosted by a non-core gain on the sale of certain sovereign securities following a market transaction to exchange such securities. These gains should not overshadow a robust growth in fees of 5.9% for the Q. Furthermore, operating costs dropped once again, confirming the improvements in profitability and efficiency. Thus, the efficiency ratio improved to 48% from 51.3% in 1Q10, which is a significantly stronger improvement than expected. All of these events led to a substantial 43.4% QoQ increase in BCP’s operating results, which even after excluding the non-core gains show a 23.6% QoQ growth in core operating income, evidencing BCP’s recovered income generation capacity.

In this context, and despite higher provisions for profit sharing and income taxes, and the significantly lower translation gains compared to 1Q, net income shows a sound 31.7% QoQ increase reaching US$ 134.2 million, up from US$ 102 million in 1Q.
Furthermore, income generation has gone up 25.3% in 1H2010, which certainly beating our expectations and is evidence that all measures taken and the economic recovery were stronger than anticipated, reaching US$ 236.1 million for 1H2010 compared to US$ 188.5 million in 1H09.
BCP’s ratios reflect these improvements with ROAE at 32%, ROAA at 2.6%.

Therefore, Contributions to Credicorp’s bottom line reach US$ 130 million this 2Q vs. US$ 99 million in 1Q, while on a cumulative basis, net income contribution totaled US$ 230 million for this 1H2010 vs. US$ 185 million in 2009.

Earnings contribution	Quarter			Change %		Year ended		Change %
US$ 000	2Q10	1Q10	2Q09	QoQ	YoY	Jun 10	Jun 09	Jun 10 / Jun 09
Banco de Crédito BCP (1)	130,761	99,254	86,246	32%	52%	230,015	185,157	24%
BCB	3,318	5,610	6,833	-41%	-51%	8,928	15,351	-42%
Edyficar	4,980	6,794	-	-27%	n.a.	11,774	-	n.a.
Atlantic	13,076	13,411	3,399	-2%	285%	26,487	6,416	313%
PPS	12,518	8,492	9,685	47%	29%	21,010	14,915	41%
Grupo Crédito (2)	6,119	7,948	7,264	-23%	-16%	14,067	14,130	0%
Prima	5,857	5,946	4,667	-1%	25%	11,803	10,913	8%
Otras	262	2,002	2,597	-87%	-90%	2,264	3,217	-30%
Credicorp and others (3)	(550)	(5,235)	8,608	-89%	-106%	(5,785)	5,162	-212%
Credicorp Ltd.	(274)	(5,224)	8,140	-95%	-103%	(5,498)	4,199	-231%
Otras	(276)	(11)	468	2363%	-159%	(287)	963	-130%
Net income attributable to Credicorp	161,924	123,870	115,202	31%	41%	285,794	225,780	27%
(1) Includes Banco de Crédito de Bolivia and Edyficar.
(2) Includes Grupo Crédito, Servicorp and Prima AFP
(3) Includes taxes on BCP's and PPS's dividends, and other expenses at the holding company level.

BCP Bolivia’s earnings generation has contracted further. This is the result of the prevailing economic, political and regulatory environment, where excess liquidity could not be invested in once profitable CD’s, and lower interest income due to the reduction of loan interest rates. In fact, loan growth this Q was solid at 6%, but could not compensate margin contraction and other increased costs. Therefore, BCP Bolivia reported a further reduction of its contribution to US$ 3.3 million from US$ 5.6 million for 1Q10 and US$ 9.5 million for 4Q09, resulting from the margins’ contraction referred to above, and the controls and limits on fee business. Overall, profitability has been cut; nevertheless, a ROAE of 20% can still be achieved.

Edyficar, BCP’s micro-lending vehicle has also reported a very good business evolution with lending activity growing at a strong pace of 6.6%. Nevertheless, reported contribution to Credicorp shows a close to US$ 2 million drop, which is clearly explained by a close to US$ 1 million differential in provisions spurred by adjusting the methodology to determine provision levels added to the strong lending expansion and another approx. US$ 1 million differential in translation gains given the stability of the currency in 2Q10. Therefore, Edyficar continues being a strong performer and is also a good contributor to BCP’s bottom line with a strong 26.2% ROAE for the year to date including “goodwill” and 57.8% return on its tangible equity.

ASHC’s reported virtually no change in income generation and an earnings contribution of US$ 13.1 million, maintaining the good level of 1Q10 of US$ 13.4 million. The slight drop responds to a further reduction in fee income from clients’ trading activity and less IEA, but the core business remains a solid and steady generator of income.

PPS obtained one of its strongest quarterly results reaching net earnings of US$ 16.5 million in 2Q10, and contributed US$ 12.5 million to Credicorp, a strong increase from last Q.  An 8.9% growth in net earned premiums, lower claims and stronger commissions led to significantly stronger underwriting results this Q which totaled US$ 27.7 million. This represented a 61.7% increase with regard to the US$ 17.2 million reported in 1Q. Slightly lower financial income and controlled cost expansion led the net earnings line to grow 36.2%, reaching the US$ 16.5 million mentioned above. In addition, the recorded Net Earned Loss ratio for the consolidated business shows further improvement, dropping to 60.6% this 2Q10 vs. 68.2% in 1Q and 69% a year ago. Furthermore, the combined ratio for the insurance business is currently 92%, also down from 96.4% in 1Q.  This result is certainly one PPS’s the best business performances, allowing it to make a strong contribution to Credicorp’s bottom line. Furthermore, PPS reported this 2Q a strong ROAE above 25% and close to 22% for the year to date.

Finally, in 2Q10, PRIMA’s income was US$ 20.9 million, representing 2.2% growth QoQ. As in 1Q, this situation is attributable to an increase in the RAM (total insured income level) level due to reactivation in the local economy and, to a lesser degree, to the fact that the local currency continued to appreciate during the period. Thus, net earnings totaled US$ 5.9 million, which represents a slight decrease QoQ (-1.5%) but indicates a significant increase YoY (+25.6%). The YoY increase in net income is equally attributable to higher RAM and an appreciation in local currency, while operating costs remained stable.

Credicorp Ltd.’s line which normally included only the provisions for withholding taxes on dividends paid to Credicorp and eventually translation effects, shows this 2Q a strong reduction since such tax provisions were compensated by dividend & interest income from investments in some selected Peruvian stocks and bonds recorded during the period, which are today held at Credicorp Ltd. and previously booked at Grupo Crédito.

The good performance of all of Credicorp’s subsidiaries led to a substantial 31% QoQ increase in net income attributable to Credicorp, which even after excluding the extraordinary gain in the sale of securities, still shows a robust 11% QoQ net income growth.

This is specially evident in the year to date comparison given that in 2009, significantly larger extraordinary gains in the sale of securities were recorded but,  2010 still shows a substantially higher (+27%) income generation. Financial ratios, reflect this performance with ROAE at 24.2% and ROAA at 2.5%, 40.8% (vs. 42.1%) efficiency ratio, 5% NIM and 1.7% PDLs, with 180% PDL coverage.

II. Banco de Crédito – BCP - Consolidated

Summary 2Q10

During the second quarter of the year, BCP achieved some of its best quarterly results to date. This reflects the financial system’s recovery, which goes hand-in-hand with the Peruvian economy’s solid reactivation that is reflected in accumulated growth of 7.37% from January to May.

BCP’s net earnings totaled US$ 134.2 million in 2Q10, which represents significant increases of 31.7% QoQ and 51.6% YoY. This year’s accumulated results indicate 25.3% growth in net earnings with regard to the levels recorded in the first half of 2009.

It is important to emphasize that operating income totaled US$ 183.8 million, which includes an adjustment for extraordinary income stemming from sales of securities for approximately US$ 26 million this quarter, which we will explain later on. This quarter’s results were BCP’s highest and have even topped good pre-crisis levels.

Banco de Credito and Subsidiaries	Quarter			Change %		Year to date		Change %
US$ 000	2Q10	1Q10	2Q09	QoQ	YoY	Jun 10	Jun 09	Jun 10 / Jun 09
Net financial income	228,652	219,175	209,460	4.3%	9.2%	447,827	395,621	13.2%
Total provisions for loan loasses	(31,183)	(43,445)	(54,074)	-28.2%	-42.3%	(74,628)	(81,254)	-8.2%
Non financial income	169,541	137,841	150,588	23.0%	12.6%	307,382	298,834	2.9%
Operating expenses	(183,180)	(185,333)	(161,585)	-1.2%	13.4%	(368,513)	(334,680)	10.1%
Operating Income	183,830	128,238	144,389	43.4%	27.3%	312,068	278,521	12.0%
Core operating income	158,481	128,238	115,068	23.6%	37.7%	286,719	205,794	39.3%
Non core operating income*	25,349	-	29,321	n.a.	-13.5%	25,349	72,727	-65.1%
Translation results	4,972	11,680	(10,899)	-57.4%	-145.6%	16,652	(15,159)	-209.8%
Worker's profit sharing and income taxes	(54,454)	(37,746)	(44,670)	44.3%	21.9%	(92,200)	(74,277)	24.1%
Net income	134,221	101,909	88,542	31.7%	51.6%	236,130	188,524	25.3%
Net income/share (US$)	0.060	0.046	0.040	31.7%	51.6%
Total loans	12,611,066	11,852,548	10,502,346	6.4%	20.1%
Deposits and obligations	14,209,963	13,777,327	14,035,650	3.1%	1.2%
Net shareholders' equity	1,679,754	1,578,484	1,442,780	6.4%	16.4%
Net financial margin	4.9%	4.9%	5.1%
Efficiency ratio	48.0%	51.3%	49.7%
Return on average equity	33.0%	25.1%	25.7%
PDL/Total loans	1.71%	1.81%	1.39%
Coverage ratio of PDLs	179.5%	176.9%	193.0%
BIS ratio	13.6%	14.5%	13.5%
Branches	325	326	336
Agentes BCP	3,086	2,973	2,262
ATMs	1,062	1,021	950
Employees	15,775	16,080	16,433
* It refers to a net gain on sales of securities (non financial income)

Improvements in results in 2Q10 versus 1Q10 were due primarily to:

i)	4.3% QoQ growth in net interest income (NII) due to higher interest income associated with loan growth;

ii)	A 28.2% decline in net loan provisions due to improvements of our customers’ risk profiles as past due ratios dropped;

iii)
The 23% increase in non-financial income, which was generated by significant extraordinary income from the sale of securities (mentioned above) and a solid 5.9% increase in commissions for banking services; and

iv)	A 1.2% contraction in operating expenses due primarily to declining payroll expenses, which is in turn attributable to efforts made in previous quarters to improve operating efficiency.

A comparison with 2Q09’s results indicates 51.6% growth in net income and a 27.3% increase in operating income. In this scenario, it is particularly noteworthy the significant 42.3% contraction in loan provisions and the translation gain in contrast to the translation loss of 2T09 (loss caused by the effect of the Nuevo Sol appreciation on the declared but not paid dividends). Accumulated results report growth of 25.3% and 12% in net income and operating income, respectively, with regard to the figures recorded in 1H09.

The assets level showed a slight QoQ increase of 1%; nevertheless, a significant QoQ increase of 6.6% was reported for net loans, the most profitable asset, primarily due to growth in both Wholesale and Retail Banking portfolios.

The favorable results reported in 2Q10 are also reflected in a declining past due ratio, which went from 1.81% at the end of 1Q10 to 1.71% at the close of 2Q10.  This contraction, which will be explained in more depth later on, was due both to loan growth and a significant deceleration in the growth of the past due loan volume. The latter reported levels similar to those seen last quarter as a result of higher charge-offs and the correction of the collections system problem reported last Q.

For the second consecutive quarter, a significant improvement was seen in the efficiency ratio, which dropped from 51.3% in 1Q10 to 48.0% in 2Q10. This result is even better than the 49.7% level reported in 2Q09.

Finally, ROAE reached a very satisfactory level of 33.0%, which is significantly higher than the 25.1% reported in 1Q10. The ROAA was 2.6%, which tops last quarter’s 2.0%. These ratios also surpassed 2Q09’s results of 25.7% and 1.9%, respectively. It is also important to remember that profitability levels include the cost of (i) preparing the Bank for future growth (capitalization of retained earnings and the issuance of subordinated and hybrid bonds, which generated higher interest expenses and (ii) BCP’s conservative approach to asset and liability management (based on maturity and currency gaps), which generate additional costs that affect margins.

Core Earnings

Core earnings	Quarter			Change %		Year to date		Change %
US$ 000	2Q10	1Q10	2Q09	QoQ	YoY	Jun 10	Jun 09	Jun 10 / Jun 09
Net interest and dividend income	228,652	219,175	209,460	4.3%	9.2%	447,827	395,621	13.2%
Fee income, net	113,577	107,223	87,620	5.9%	29.6%	220,800	165,173	33.7%
Net gain on foreign exchange transactions	23,595	25,503	19,700	-7.5%	19.8%	49,098	40,028	22.7%
Core earnings	365,824	351,901	316,780	4.0%	15.5%	717,725	600,822	19.5%

In 2Q10, BCP’s operating income was US$ 365.8 million, which represents increases of 4.0% QoQ and 15.5% YoY. Favorable performance this quarter is due primarily to:

i)	The 4.3% increase in NII, which is attributable mainly to higher interest income on loans; and

ii)
5.9% growth in fee income, which is due primarily to higher income generated by Corporate Finance advisory fees associated to the reactivation of investment activity, but also a general improvement in fees for all products.

BCP’s accumulated results also reflect the excellent performance, which is particularly evident in the 19.5% increase in income with regard to the figures reported in 1H09. This is primarily attributable to across-the-board growth: 13.2% in net interest income, 33.7% in fee income and 22.7% in net earnings on FX transactions.

II.1 Interest Earning Assets (IEA)

Although IEA grew only 1.2% QoQ, it is important to highlight the shift towards more profitable segments such as loans (+6.5% QoQ), which are the main driver of growth in the banking business.

Interest earning assets	Quarter			Change %
US$ 000	2Q10	1Q10	2Q09	QoQ	YoY
BCRP and other banks	2,594,416	2,631,775	2,630,104	-1.4%	-1.4%
Interbank funds	-	97,499	110,435	-100.0%	-100.0%
Trading securities	60,037	109,326	39,579	-45.1%	51.7%
Securities available for sale	3,707,331	4,053,210	3,162,714	-8.5%	17.2%
Current loans	12,395,974	11,637,580	10,356,401	6.5%	19.7%
Total interest earning assets	18,757,758	18,529,390	16,299,233	1.2%	15.1%

The economy’s dynamism was clearly reflected in current loan growth of 6.5% growth QoQ and 19.7% YoY. This growth was due to an increase in medium and long-term financing in the Wholesale Banking portfolio and continuous growth in the Retail Banking portfolio, particularly in the SME segment. As such, at quarter-end, loans represented 66.1% of interest generating assets, topping the 62.8% reported at the close of 1Q10.

Loan Portfolio

At the end of 2Q10, net loans totaled US$ 12,225 million. This represents growth of 6.6% QoQ and 19.6% YoY and reflects an increase in dynamism in the country’s economic activity.

Average daily balances indicate that the favorable evolution of net loans in 2Q10 was attributable to both Wholesale Banking and Retail Banking, which reported significant expansion of 3.3% and 3.6% QoQ, respectively. It is also important to point out that dynamic growth was registered in all segments, particularly in Corporate Banking due to increases in medium and long term-financing, Middle-market Banking and SME-Business segment. Additionally, Edyficar’s portfolio achieved 5.5% growth QoQ.

	TOTAL LOANS (1)
	(US$ million)
	2Q10	1Q10	2Q09	QoQ	YoY
Wholesale Banking	6,712.2	6,497.0	5,888.7	3.3%	14.0%
- Corporate	4,417.4	4,277.4	4,006.1	3.3%	10.3%
- Middle Market	2,294.8	2,219.6	1,882.6	3.4%	21.9%
Retail Banking	4,541.0	4,384.4	3,891.7	3.6%	16.7%
- SME + Business	1,501.9	1,418.1	1,283.8	5.9%	17.0%
- Mortgages	1,661.7	1,610.1	1,405.6	3.2%	18.2%
- Consumer	851.8	840.7	764.2	1.3%	11.5%
- Credit Cards	525.6	515.5	438.0	2.0%	20.0%
Edyficar	277.8	263.2	-	5.5%	-
Others (2)	688.6	661.0	612.3	4.2%	12.4%

Consolidated total loans	12,219.5	11,805.6	10,392.7	3.5%	17.6%
(1) Average daily balance
(2) Includes Work Out Unit, other banking and BCP Bolivia.

The following chart shows the evolution of average daily balances and closing balances throughout the period.  It is evident that an upward trend in loan growth remained all over the period.

If we analyze loan evolution by currency type, it is evident that loan growth was primarily attributable to growth in the foreign currency portfolio, which reported a 5.1% increase QoQ that was driven by the expansion of Wholesale Banking portfolio. Wholesale Banking loans grew 6.9% QoQ due primarily to an increase in medium and long term loans in the Corporate Banking segment, which is related to the significant investment activity in Perú. Furthermore, this segment prefers loans in dollars as their businesses are more dollarized still, a preference reinforced by expectations on further appreciation of local currency.

The local currency portfolio reported a slight increase of 0.8% QoQ. A segment-by-segment analysis indicates that loan growth in the Retail Banking and Edyficar were significant, which helped neutralize the contraction in the local currency portfolio of Wholesale Banking as a result of the preference aforementioned. Retail Banking’s portfolio grew 4.9% QoQ, whose most dynamic segments were SME and mortgage loans, which reported 6.3% and 7.4% growth, respectively.

Average Daily Balances

	Domestic Currency Loans (1)					Foreign Currency Loans (1)
	(Nuevos Soles million)					(US$ million)
	2Q10	1Q10	2Q09	QoQ	YoY	2Q10	1Q10	2Q09	QoQ	YoY
Wholesale Banking	4,927.7	5,245.1	4,757.4	-6.1%	3.6%	4,976.8	4,655.2	4,302.7	6.9%	15.7%
- Corporate	3,346.9	3,654.4	3,630.0	-8.4%	-7.8%	3,236.1	2,986.2	2,795.9	8.4%	15.7%
- Middle Market	1,580.8	1,590.7	1,127.4	-0.6%	40.2%	1,740.6	1,669.0	1,506.8	4.3%	15.5%
Retail Banking	7,821.0	7,455.2	6,318.1	4.9%	23.8%	1,786.3	1,766.6	1,785.5	1.1%	0.0%
- SME + Business	2,678.8	2,519.9	2,196.4	6.3%	22.0%	558.3	533.3	551.6	4.7%	1.2%
- Mortgages	2,111.3	1,966.5	1,497.3	7.4%	41.0%	918.1	919.6	906.5	-0.2%	1.3%
- Consumer	1,729.6	1,685.9	1,501.2	2.6%	15.2%	242.6	248.7	263.8	-2.5%	-8.0%
- Credit Cards	1,301.2	1,282.9	1,123.1	1.4%	15.9%	67.3	65.0	63.5	3.5%	5.9%
Edyficar	751.1	709.8	-	5.8%	-	13.3	13.6	-	-2.9%	-
Others (2)	174.9	157.2	79.7	11.2%	119.4%	627.0	605.8	586.4	3.5%	6.9%

Consolidated total loans	13,674.7	13,567.3	11,155.1	0.8%	22.6%	7,403.3	7,041.3	6,674.6	5.1%	10.9%
(1) Average daily balance
(2) Includes Work Out Unit, other banking and BCP Bolivia.

Market Share

At the end of June, BCP consolidated (which includes foreign branches, Edyficar and Solución) continued to lead the market with a 30.8% share. This level tops our closest competitor’s share by 10 percentage points but is slightly lower than the 31.1% reported in March 2010.

At the end of May, Corporate Banking and Middle-Market Banking demonstrated BCP’s solid position in the market, achieving 44% and 33% market share, respectively (similar to March 2010’s results). In terms of Retail Banking, product shares showed little variation QoQ and BCP continued to be a frontrunner in the SME, Consumer and Mortgage segments.

Dollarization

At the end of 2Q10, the foreign currency portfolio accounted for 61.7% of the total portfolio. Growth in this portfolio’s share was due to an increase in Wholesale Banking loans denominated in foreign currency which in turn is related to the significant recovery in the investment activity during this year.  Within this portfolio, Wholesale Banking has increased its share to represent 67.2% of the total (vs. 66.1% in 1Q10 and 64.5% in 2Q09).

Although the local currency portfolio’s share in total loans fell this quarter, it is important to emphasize that Retail Banking-Edyficar loans have grown to represent 62.7% of this domestic-currency portfolio (vs. 60.2% in 1Q10 and 56.6% in 2Q09).   This evolution will have favorable impact given that it corresponds to products with higher margins whose rates in local currency far exceed those charged in foreign currency.

II.2 Deposits and Mutual Funds

At the end of 2Q10, BCP reported a 3.1% QoQ increase in deposits due primarily to growth in non-interest bearing deposits (+8.6%) and time deposits(+8.0%). This went hand-in-hand with a decline in funding costs, which went from 1.98% in 1Q10 to 1.82% in 2Q10.

Deposits and obligations	Quarter			Change %
US$ 000	2Q10	1Q10	2Q09	QoQ	YoY
Non-interest bearing deposits	4,027,803	3,707,286	3,964,955	8.6%	1.6%
Demand deposits	1,031,248	1,225,445	37,893	-15.8%	2621.5%
Saving deposits	3,702,869	3,853,739	3,162,394	-3.9%	17.1%
Time deposits	4,242,721	3,927,540	5,731,125	8.0%	-26.0%
Severance indemnity deposits (CTS)	1,176,925	1,013,010	1,058,723	16.2%	11.2%
Interest payable	28,397	50,307	80,560	-43.6%	-64.8%
Total customer deposits	14,209,963	13,777,327	14,035,650	3.1%	1.2%
Mutual funds in Perú	2,117,306	2,182,873	1,492,380	-3.0%	41.9%
Mutual funds in Bolivia	123,084	138,922	155,613	-11.4%	-20.9%
Total customer funds	16,450,353	16,099,122	15,683,643	2.2%	4.9%

An analysis of the evolution of deposits by deposit type shows that growth in non-interest bearing deposits and in time deposits were attributable to an increase in the balances of institutional customers of the Wholesale Banking segment. Growth in CTS deposits was primarily related to payments made in May.

Mutual funds contracted during the quarter (-3.0% QoQ in Peru and -11.4% QoQ in Bolivia). This was attributable to lower market values due to higher interest rates in the Peruvian market and declining interest in investment products given the recent introduction of the capital gains tax.

Market Share in Deposits

At the end of 2Q10, BCP continued to lead the market with a 33.1% share, which is 13 percentage points higher than our closest competitor’s share.  Analysis by currency type shows that market share in foreign currency deposits increased to 36.3% at the end of 2Q10 (vs. 35.8% at the end of 1Q10).

BCP has maintained solid leadership in both LC and FC products, closing 2Q10 with the following figures:

Market share by type of deposit and currency
	Demand deposits	Saving deposits	Time deposits	Severance indemnity
LC	40.0%	37.4%	21.1%	39.0%
FC	42.5%	40.5%	30.6%	56.0%
LC: Local Currency FC: Foreign Currency

It is important to mention that BCP’s highest increases in market shares were reported for FC time deposits (vs. 28.8% en el 1T10) and CTS deposits in LC (vs. 37.3% in 1Q10).

Dollarization

The dollarization level of BCP’s deposits grew slightly QoQ to 55.7% in 2Q10 vs. 54.1% in 1Q10.  This can be explained by 6.2% growth QoQ in FC deposits (primarily due to an increase in non-interest bearing and time deposits) while LC deposits showed virtually no change in terms of 1Q10’s figures. These results are in line with behavior throughout the Peruvian banking system, whose dollarization level was 51.8% at the end of 2Q10, higher than the level of 50.8% registered at close of 1Q10.

II.3 Net Interest Income

The NII grew 4.3% QoQ due mainly to a 1.8% increase in interest income, which was was related to the significant loan expansion registered in the Q. In this scenario, NIM was 4.91%, which is similar to the 4.86% achieved in 1Q10.

Net interest income	Quarter			Change %		Year to date		Change %
US$ 000	2Q10	1Q10	2Q09	QoQ	YoY	Jun 10	Jun 09	Jun 10 / Jun 09
Interest income	311,548	305,922	314,832	1.8%	-1.0%	617,470	617,202	0.0%
Interest on loans	294,303	280,165	263,588	5.0%	11.7%	574,468	522,339	10.0%
Interest and dividends on investments	42	3,457	-	-98.8%	100%	3,499	2,704	29.4%
Interest on deposits with banks	1,627	1,788	4,399	-9.0%	-63.0%	3,415	13,812	-75.3%
Interest on trading securities	19,511	19,838	30,513	-1.6%	-36.1%	39,349	55,270	-28.8%
Other interest income	(3,935)	674	16,332	-683.8%	-124.1%	(3,261)	23,077	-114.1%
Interest expense	82,896	86,747	105,372	-4.4%	-21.3%	169,643	221,581	-23.4%
Interest on deposits	22,558	21,555	75,416	4.7%	-70.1%	44,113	158,598	-72.2%
Interest on borrowed funds	29,272	28,790	6,445	1.7%	354.2%	58,062	16,498	251.9%
Interest on bonds and subordinated note	23,063	25,628	16,060	-10.0%	43.6%	48,691	30,512	59.6%
Other interest expense	8,003	10,774	7,451	-25.7%	7.4%	18,777	15,973	17.6%
Net interest income	228,652	219,175	209,460	4.3%	9.2%	447,827	395,621	13.2%
Average interest earning assets	18,643,574	18,037,691	16,541,642	3.4%	12.7%	18,340,633	16,644,054	10.2%
Net interest margin*	4.9%	4.9%	5.1%			4.9%	4.8%
*Annualized

The 4.3% growth in NII is attributable to a 5.0% increase in interest on loans due to expansion in the loan portfolio (+6.6% in gross balances at quarter-end and +3.5% in average daily balances), which is in turn explained by growth in all segments, in particular Corporate, Middle Market, SME and mortgage segments.

The total 1.8% increase in Interest Income, and drop of 4.4% in Interest Expense respond to a distortion caused by the reclassification of a loss generated by derivatives, booked in 1Q within the expenses increasing these, and re-classified to reduce the income in this 2Q. This distortion hides the good performance of Interest Income, but does not affect NII.

It is also important to point out that the NII’s evolution was highly satisfactory given that Wholesale Banking’s margins continued a downward trend, reaching even pre-crisis levels, however, growth in volume helped offset this effect.  The NII also benefited from the change in the portfolio mix particularly of local currency, where Retail Banking and Edyficar currently represent 62.7% of the total portfolio contributing to margins improvement given their higher margins.

The aforementioned is clearly reflected in the increase in NIM on loans, which rose to 8.0% in 2Q10 and topped 1Q10’s result of 7.8%.

II.4 Past Due Portfolio and Provisions for Loan Losses

The past due ratio reported an improvement, falling 1.81% (1Q10) to 1.71% at the end of 2Q10 due to an expansion in net loans and a significant deceleration in past due loan growth, whose level was similar to last quarter’s.

Provision for loan losses	Quarter			Change %
US$ 000	2Q10	1Q10	2Q09	QoQ	YoY
Provisions	(43,592)	(50,507)	(59,761)	-13.7%	-27.1%
Loan loss recoveries	12,408	7,062	5,687	75.7%	118.2%
Net provisions, for loan losses	(31,183)	(43,445)	(54,074)	-28.2%	-42.3%
Total loans	12,611,066	11,852,548	10,502,346	6.4%	20.1%
Reserve for loan losses (RLL)	386,148	380,248	281,675	1.6%	37.1%
Charge-Off amount	35,296	25,478	22,461	38.5%	57.1%
Past due loans (PDL)	215,092	214,968	145,945	0.1%	47.4%
PDL / total loans	1.71%	1.81%	1.39%
Coverage	179.5%	176.9%	193.0%

Net provisions for 2Q10 totaled US$ 31.2 million. This represents a 28.2% decrease QoQ, which is attributable to a decline in provisions requirements (-13.7%) as well as in increase in recoveries (+75.7%). It is important to emphasize that the decrease in gross provisions was seen in both Wholesale banking- due to improvements in the risk profile of some clients (reclassified from potential problem to Normal)- and Retail Banking, which experienced a noteworthy decrease in provisions for the SME segment.

Charge-offs increased 38.5% QoQ to reach US$ 35.2 million. This increase was due primarily to lower charged-off levels in 1Q10, which were in turn attributable to delays in securing the Supervisor’s authorization. As a precaution for future requests, we have improved our internal process to ensure that all authorizations are requested well in advance.

Finally, the past due portfolio totaled US$ 215.0 million. This figure was similar to that reported in the previous quarter, which coupled with the 6.6% QoQ increase in net loans and a 38.5% QoQ increase in charge-offs, allowed BCP to reduce its past due ratio to 1.71% in 2Q10.  It is important to point out that past due levels have fallen in almost all segments. The contraction in the SME segment’s ratio, which went from 8.6% in 1Q10 to 7.6% in 2Q10, was particularly noteworthy and was attributable to higher charge-offs and a decrease in past due loan entries.

PDL Ratio by Segment

II.5 Non Financial Income

Non financial income reported a significant increase QoQ, primarily due to significant higher earnings on sales of securities and growth in banking service commissions.

Non financial income	Quarter			Change %		Year to date		Change %
US$ 000	2Q10	1Q10	2Q09	QoQ	YoY	Jun 10	Jun 09	Jun 10 / Jun 09
Fee income	113,577	107,223	87,620	5.9%	29.6%	220,800	165,173	33.7%
Net gain on foreign exchange transactions	23,595	25,503	19,700	-7.5%	19.8%	49,098	40,028	22.7%
Net gain on sales of securities	29,727	161	35,983	18364.0%	-17.4%	29,888	82,274	-63.7%
Other income	2,642	4,954	7,285	-46.7%	-63.7%	7,596	11,359	-33.1%
Total non financial income	169,541	137,841	150,588	23.0%	12.6%	307,382	298,834	2.9%

Non financial income increased 23.0% QoQ. This growth is mainly attributable to higher net earnings on sales of securities relative to the Peruvian government’s exchange and repurchase of Peru 14 Bonds in Euros. These operations generated earnings of approximately US$ 26 million following a recognition of unrealized gains on the securities held in our portfolio since this constitutes a market transaction; as well as an increase in banking service commissions (5.9% QoQ) given that a more dynamic economy drove an increase in banking transactions.

Banking service commissions, which constitute the primary source of non financial income, demonstrated significant QoQ growth of 5.9% QoQ. This increase was seen primarily in the Others segment and was the result of higher income from Corporate Finance related to financial structuring and advisory fees as a result of the recovered investment activity in our market.

An analysis of the YoY evolution shows a significant 29.6% increase, which although attributable to growth in all segments, was also due in great part to an expansion in the Others segment (also related to income generated by Corporate Finance); 25.9% growth in Miscellaneous Accounts (basically Debit Cards) as well as higher income in the Contingents segment.

Banking Fee Income	Quarter			Change %
US$ 000	2Q10	1Q10	2Q09	2Q10 / 1Q10	2Q10 / 2Q09
Miscellaneous Accounts*	28,276	27,800	22,462	1.7%	25.9%
Contingents	6,214	6,395	373	-2.8%	1565.4%
Payments and Collections	14,651	13,859	12,595	5.7%	16.3%
Drafts and Transfers	6,837	6,500	5,438	5.2%	25.7%
Credit Cards	14,628	13,851	10,837	5.6%	35.0%
Others	42,970	38,818	35,915	10.7%	19.6%
Total Fee Income	113,577	107,223	87,620	5.9%	29.6%
* Saving Accounts, Current Accounts and Debit Card.

The number of banking transactions increased 7.0% QoQ and 15.2% YoY.  In terms of quarterly evolution, it is important to note continuous growth in cost-efficient channels, which was led by an increase in transactions through the following channels: ATMS, BCP Agents, Telephone Banking, Internet Banking and Mobile Banking. This trend is even more evident if we analyze the YoY evolution, which indicates that Teller transactions have fallen to represent 21% of total transactions in 2Q10 vs. 25% in 2Q09. Conversely, in YoY terms, the BCP Agent channel increased its share from 8% to 11%.

	Quarter			Change %
N° of Transactions per channel	Average 2Q10	Average 1Q10	Average 2Q09	2Q10/1Q10	2Q10/2Q09
Teller	10,115,285	10,107,334	10,277,109	0.1%	-1.6%
ATMs Via BCP	8,339,318	7,643,857	7,105,823	9.1%	17.4%
Balance Inquiries	2,888,532	2,500,069	2,611,452	15.5%	10.6%
Telephone Banking	1,548,182	1,421,835	1,389,107	8.9%	11.5%
Internet Banking Via BCP	10,563,002	9,632,114	9,257,727	9.7%	14.1%
Agente BCP	5,118,650	4,676,832	3,207,639	9.4%	59.6%
Telecrédito	4,339,153	4,166,085	3,989,840	4.2%	8.8%
Mobile banking	254,054	227,526	107,463	11.7%	136.4%
Direct Debit	418,500	366,097	365,878	14.3%	14.4%
Points of Sale P.O.S.	4,052,376	3,819,986	3,087,701	6.1%	31.2%
Other ATMs network	319,065	292,788	242,226	9.0%	31.7%
Total transactions	47,980,525	44,854,522	41,641,965	7.0%	15.2%

The network continued an upward trend to achieve 4,473 points of contact. This expansion was due to an increase in the number of BCP Agents and ATMs, which is in line with BCP’s Strategy to promote the use of more cost-efficient channels. Significant YoY growth of 26.1% corresponds to an increase in the number of BCP Agents and ATMs (824 new BCP agents and 112 additional ATMs).

	Balance as of			Change %
	2Q10	1Q10	2Q09	QoQ	YoY
Branches	325	326	336	-0.3%	-3.3%
ATMs	1,062	1,021	950	4.0%	11.8%
Agentes BCP	3,086	2,973	2,262	3.8%	36.4%
Total	4,473	4,320	3,548	3.5%	26.1%

II.6 Operating Costs and Efficiency

For the second consecutive quarter, BCP has improved its operating efficiency. This is reflected in the decrease in the efficiency ratio, which went from 51.3% in 1Q10 to 48% in 2Q10. Positive evolution in this regard was due to an increase in income and a 1.2% QoQ decline in expenses.

Operating expenses	Quarter			Change %		Year to date		Change %
US$ 000	2Q10	1Q10	2Q09	QoQ	YoY	Jun 10	Jun 09	Jun 10 / Jun 09
Salaries and employees benefits	90,961	98,445	79,316	-7.6%	14.7%	189,406	158,665	19.4%
Administrative, general and tax expenses	67,866	65,785	63,919	3.2%	6.2%	133,651	127,472	4.8%
Depreciation and amortizacion	16,837	16,423	14,088	2.5%	19.5%	33,260	27,844	19.5%
Other expenses	7,516	4,680	4,262	60.6%	76.3%	12,196	20,699	-41.1%
Total operating expenses	183,180	185,333	161,585	-1.2%	13.4%	368,513	334,680	10.1%
Efficiency ratio	48.02%	51.34%	49.66%

The QoQ decline reported in operating expenses was due primarily to the decrease in salaries and employee benefits (-7.6% QoQ), which is related to the high level registered in the previous quarter due to incurred redundancy costs as a result of higher efficiency in key processes.

The lower costs in the salaries line helped offset a slight increase in administrative expenses, which was related to higher spending on marketing and consultants.

The following table contains information on administrative expenses and quarterly variations:

Administrative Expenses	Quarter						Change %		Year to date		Change %
US$ (000)	2Q10%		1Q10%		2Q09%		2Q10/1Q10	2Q10/2Q09	Jun 10	Jun 09	Jun 10 / Jun 09
Marketing	8,133	12.0%	5,308	8.1%	7,398	11.6%	53.2%	9.9%	13,441	12,124	10.9%
Systems	7,994	11.8%	9,351	14.2%	7,853	12.3%	-14.5%	1.8%	17,346	18,749	-7.5%
Transport	5,530	8.1%	5,945	9.0%	5,669	8.9%	-7.0%	-2.4%	11,475	10,205	12.4%
Maintenance	2,530	3.7%	2,675	4.1%	3,238	5.1%	-5.4%	-21.9%	5,205	5,443	-4.4%
Communications	4,734	7.0%	3,612	5.5%	3,262	5.1%	31.1%	45.1%	8,345	6,135	36.0%
Consulting	4,460	6.6%	2,264	3.4%	3,186	5.0%	97.0%	40.0%	6,724	7,187	-6.4%
Others	19,246	28.4%	19,969	30.4%	19,496	30.5%	-3.6%	-1.3%	39,215	38,206	2.6%
Taxes and contributions	7,009	10.3%	6,694	10.2%	5,496	8.6%	4.7%	27.5%	13,702	12,127	13.0%
Other subsidiaries and eliminations, net	8,231	12.1%	9,967	15.2%	8,322	13.0%	-17.4%	-1.1%	18,198	17,295	5.2%
Total Administrative Expenses	67,866	100.0%	65,785	100.0%	63,919	100.0%	3.2%	6.2%	133,651	127,472	4.8%

II.7 Shareholders’ Equity and Regulatory Capital

Shareholders ‘equity increased 6.4% QoQ during 2Q10 due to higher accumulated earnings during 2010 (+131.7% QoQ). The BIS ratio was 13.6% at the end of 2Q10, which is slightly lower than 1Q10’s figure. This is in line with expected growth in the loan portfolio and is above the 9.5% required by SBS.

Shareholders' equity	Quarter			Change %
US$ 000	2Q10	1Q10	2Q09	QoQ	YoY
Capital stock	783,213	783,213	667,250	0.0%	17.4%
Reserves	388,309	388,309	388,275	0.0%	0.0%
Unrealized gains and losses	84,959	117,908	82,809	-27.9%	2.6%
Retained earnings	187,143	187,145	115,922	0.0%	61.4%
Income for the year	236,130	101,909	188,524	131.7%	25.3%
Net shareholders' equity	1,679,754	1,578,484	1,442,780	6.4%	16.4%
Return on average equity (ROAE)	33.0%	25.1%	25.7%

Growth in shareholders’ equity in during 2Q10 is due in large part to higher accumulated earnings in 2010. This has helped offset a decline in unrealized gains (-27.9% QoQ), which are reported in quarterly results as sales of securities (Peru 14 Bonds in Euros).

Regulatory Capital and Capital Adequacy Ratios	Balance as of			Change %
US$ (000)	Jun 10	Mar 10	Jun 09	Jun 10 / Mar 10	Jun 10 / Jun 09
Capital Stock	905,074	900,295	740,295	0.5%	22.3%
Legal and Other capital reserves	470,331	467,848	441,547	0.5%	6.5%
Accumulated earnings with capitalization agreement	-	-	109,452	n.a.	-100.0%
Loan loss reserves (1)	168,228	155,317	110,012	8.3%	52.9%
Perpetual subordinated debt	250,000	250,000	-	0.0%	n.a.
Subordinated Debt	446,011	447,115	399,364	-0.2%	11.7%
Unrealized profit (loss)	-	-	21,392	n.a.	-100.0%
Investment in subsidiaries and others, net of unrealized profit	(227,269)	(210,861)	(235,827)	7.8%	-3.6%
Goodwill	(43,200)	(42,972)	-	0.5%	n.a
Total Regulatory Capital	1,969,175	1,966,742	1,586,234	0.1%	24.1%

Tier 1 (2)	1,514,939	1,511,418	1,194,772	0.2%	26.8%
Tier 2 (3) + Tier 3 (4)	454,236	455,323	391,462	-0.2%	16.0%

Total risk-weighted assets	14,454,607	13,578,861	11,758,353	6.4%	22.9%
Market risk-weighted assets (5)	519,321	682,737	782,417	-23.9%	-33.6%
Credit risk-weighted assets	13,458,244	12,425,377	10,975,936	8.3%	22.6%
Operational risk-weighted assets (6)	477,043	470,747	-	1.3%	n.a.

Market risk capital requirement (5)	49,335	64,860	71,200	-23.9%	-30.7%
Credit risk capital requirement	1,278,533	1,180,411	998,810	8.3%	28.0%
Operational risk capital requirement (6)	45,319	44,721	-	1.3%	n.a.
Capital ratios
BIS ratio (7) (legal minimum = 9.5% since July 2009)	13.6%	14.5%	13.5%
Risk-weighted assets / Regulatory Capital	7.3	6.9	7.4
(1) Until June 2009,  loan loss reserves up to 1% of gross loans.   Since July 2009,  up to 1.25% of total risk-weighted assets.
(2) Tier 1 = Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit in subsidiaries - Goodwill - (0.5 x Inverstment in Subsidiaries)
+ Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement
+ Unrealized gains - Goodwill.
(3) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries)
(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.
(5) Since July 2009, it includes capital requirement to cover price and rate risk.
(6) Effective as of July 2009.
(7) Until June 2009,  Risk-weighted assets = Credit risk-weighted assets + Capital requirement to cover market risk * 11.    Since July 2009,  Risk-weighted assets = Credit risk-weighted assets * 0.96 + Capital requirement to cover market risk * 10.5 + Capital requirement to cover operational risk * 10.5

Regulatory capital totaled US$ 1,969 million at the end of 2Q10, which is similar to the amount reported last quarter. This result was due primarily to 8.3% growth in provisions (due to loan expansion), which was neutralized by the increase in subsidiary investment accounts (due to higher retained earnings at the subsidiary level, mainly Edyficar and Credifondo).

The total of risk-weighted assets grew 6.4% QoQ due to an increase in risk-weighted assets for credit risk (+8.3% QoQ). The latter was due to an increase in gross loans (+6.4% QoQ). On the other hand, risk-weighted assets for market risk fell 23.9% QoQ due to a decrease in foreign currency positions in comparison to the level registered at the end of 1Q10 (dividend payments in dollars were made in May to Credicorp shareholders).  Risk-weighted assets for operating risk were similar to those reported at the end of 1Q10.

It is important to mention that although BCP’s BIS ratio of 13.6% is significantly higher than the minimum regulatory of 9.5% (which was increased to 9.8% in July), BCP has decided to increase its internal shadow ratio from 11.5% to 12.5% by the end of 2011, in anticipation of the expected changes in regulatory framework (Basel II-III). Hence, BCP will require strengthening its regulatory capital in approximately US$ 200 million during 2011, in addition to the already planned capital strengthening.

III. Banco de Crédito de Bolivia

Results

In 2Q10, BCP Bolivia reported net income of US$ 3.3 million, which represents a contraction of 40.9% QoQ and 51.4% YoY. The YoY decrease is due primarily to a drop in the margins (-8.9%), higher expenses for net loan provisions (542.8%) and lower non financial income (-9.1%). This scenario reflects a trend that began last year when the regulating entity instituted changes in its control policies and limits.

The margins’ contraction is due primarily to excess liquidity and the lower loan interest rates applied to new operations and to re-negotiated old operations.

The decline in non-financial income can be explained by two factors: i) the ASFI has eliminated some fees and ii) fees for FX transactions have fallen given that a fixed exchange rate has been in place since 2008, which has reduced buy/sell spreads.

The YoY decrease thus reflects a contraction in financial (-38.0% YoY) and non-financial income (-8.3% YoY).

BCP Bolivia’s conservative risk management strategy allowed it to achieve a PDL ratio of 1.5% in 2Q10 (2.0 % in 1Q10 and 2.2% in 2Q09) and a coverage ratio of 284.6%. These indicators show that BCP Bolivia is one of the best performers in the Bolivian banking system, which reported ratios of 2.7% and 187.4% respectively at the end of 2Q10. BCP Bolivia’s ROAE was 20.0%, which is lower than the 25.0% of 1Q10 and the 31.0% of 2Q10, but above the 17.4% of the System as of June 2010.

Assets and Liabilities

Total loans at the end of June 2010 amounted to US$ 525.6 million. This is 7.3% higher than the US$ 489.7 million registered in March 2010 and is 11.8% above June 2009’s figure. Loan growth in the second quarter was attributable to the fact that in light of good macroeconomic indicators and lower past-due levels, the bank adopted a more aggressive loan strategy.

Wholesale banking performed particularly well this quarter, reporting growth of 10.8% QoQ and 17.0% YoY.  This increase has had a significant impact on the bank’s results given that wholesale banking business represents 43.5% of the total portfolio (Retail Banking represents 53.0% and Special Accounts 2.5%) and generates the largest interest income.

In Retail Banking, the product that demonstrated the highest QoQ growth was the commercial sector (21.9%), which accounts for 7.8% of the retail banking portfolio. The Home Mortgage segment, which represents 47.0% of the portfolio, grew 4.5% QoQ and 10.2% YoY.

In terms of liabilities, BCP Bolivia’s deposits fell 10.0% QoQ and 8.7% YoY. The QoQ decrease is due primarily to the 12.6% and 11.4% drop in saving accounts and demand deposits respectively while the YoY variation is attributable to a 14.2% decline in savings accounts. The contraction in deposits is largely explained by an unfunded and malicious rumor spread out in June regarding a potential bankruptcy situation of BCP Bolivia, which caused the withdrawal of retail deposits from clients that were mis- or uninformed. The bank managed to control the situation relatively quickly and received the immediate support from the ASFI and the Association of Private Banks of Bolivia (ASOBAN), entities that publicly confirmed the bank’s solid financial and economic conditions.

Shareholders’ Equity increased 4.5% QoQ but fell 2.1% YoY due to lower quarterly earnings.
BCP Bolivia has an 11.2% market share in current loans (not including rescheduled loans) and holds 11.4% of total deposits. This situates the bank in third place in the Bolivian banking system in terms of loans and fourth with regard to deposits.

BCP Bolivia is positioning itself as a neighborly, innovative and agile bank that offers the best quality service in the market (fast, agile and good post-sale service). The bank continues to strengthen its on-line services and is encouraging customers to use these channels.

Banco de Crédito de Bolivia	Quarter			Change %
US$ millions	2Q10	1Q10	2Q09	QoQ	YoY
Net financial income	8.1	8.9	13.0	-8.9%	-38.0%
Net provisions for loan losses	-1.8	-0.3	-2.1	542.8%	-14.1%
Non financial income	8.3	9.1	9.0	-9.1%	-8.3%
Operating expenses	-11.0	-11.0	-12.3	0.4%	-10.7%
Translation result	-0.1	0.0	0.0	377.0%	-205.2%
Income tax	-0.2	-1.1	-0.9	-82.1%	-76.8%
Net Income	3.3	5.6	6.8	-40.9%	-51.4%
Total loans	525.6	489.7	469.9	7.3%	11.8%
Past due loans	8.1	9.6	10.3	-16.3%	-21.6%
Net provisions for possible loan losses	-22.3	-21.7	-23.7	2.4%	-6.3%
Total Investments	267.0	249.6	372.5	7.0%	-28.3%
Total assets	965.8	1,062.2	1059.8	-9.1%	-8.9%
Total deposits	833.8	926.6	912.8	-10.0%	-8.7%
Net shareholders' equity	89.5	85.7	91.5	4.5%	-2.1%
PDL / total loans	1.54%	1.98%	2.21%
Coverage ratio of PDLs	284.6%	234.6%	249.0%
ROAE*	20.0%	25.0%	31.0%
Branches	65	65	65
Agentes	40	46	67
ATMs	171	163	186
Employees	1,368	1,416	1,518
* ROAE: (Acumulated net income / average monthly equity (from dec. to date))/(number of months)*12

IV. Financiera Edyficar

Edyficar	Quarter		Year to date	Change %
US$ 000	2Q10	1Q10	Jun 10	QoQ
Net financial income	19,499	17,301	36,800	12.7%
Total provisions for loan loasses	(1,238)	138	(1,101)	-1000.0%
Non financial income	217	93	310	134.3%
Operating expenses	(10,996)	(9,763)	(20,759)	12.6%
Operating Income	7,482	7,768	15,251	-3.7%
Translation results	381	1,449	1,830	-73.7%
Worker's profit sharing and income taxes	(2,740)	(2,228)	(4,968)	23.0%
Net income	5,123	6,990	12,113	-26.7%
Contribution to BCP	5,112	6,975	12,087	-26.7%
Total loans	294,802	276,515	294,802	6.6%
Total assets	361,827	333,269	361,827	8.6%
Deposits and obligations	74,708	73,765	74,708	1.3%
Net shareholders´ equity	42,415	37,299	42,415	13.7%
Return on average equity*	22.6%	31.1%	26.2%
PDL/Total loans	4.5%	4.3%	4.5%
* Net shareholders' equity includes US$ 50.7 millions of goodwill.

Edyficar reported net income of US$ 5.1 million in 2Q10 below the US$ 6.9 million registered in 1Q10. Nevertheless, the decrease is explained by higher provisions for loan losses added to an increase in remunerations expenses and lower translation gain, all of what hides the significant business expansion and improvement of NII, as we will explain further on.

It is important to highlight the increase of 12.7% QoQ in NII. This figure includes a significant expansion of 8.1% QoQ in interest income on loans, which in fact reflects really strong business expansion. The higher 12.7% increase in Net Interest Income, is actually explained by the loss generated in 1Q10 by a forward purchase of Soles given the strong appreciation of the local currency experienced in 1Q. This was originally registered within the expenses lines increasing these, and re-classified to reduce the income in this 2Q, distorting somewhat the trends of each line in the chart.

Although NII registered such strong growth, the loan loss provisions (LLPs) reported in 2Q10 reached US$ 1.4 million, which attenuated the aforementioned increase leading to 4.7% growth in NII net of LLPs. It is noteworthy though, that Edyficar shows no provisions in the 1Q10 since strong adjustments made in 4Q09 to this line were expected to be enough for the loan portfolio expansion of 2010. However, since Edyficar surpassed loan growth expectations and the methodology to calculate provisions was changed, higher loan loss provisions were required. In this sense, the subsidiary registered a strong 6.6% increase QoQ in quarter-end balances of gross loans, and an increase of 5.5% QoQ when measured in average daily balances.

Even though NII net of LLP still went up QoQ, net income was further affected by:

i)  Higher remunerations expenses (+12% QoQ) mainly as a result of loan expansion and the costs associated to Edyficar School (Class N° 13) where future analysts are trained; and

ii)        Lower translation gain, which decreased from US$ 1.5 million in 1Q10 to US$ 0.4 million in 2Q10, which is explained by the 0.5% appreciation of Nuevo Sol in contrast to the 1.7% registered in 1Q10.

On the PDL side Edyficar registered a ratio of 4.5% in 2Q10, slightly above the 4.3% of 1Q10, evolution related to seasonal factors and that should be reverted towards 4Q10 when Edyficar expects to reach a level even lower than that one of 1Q10.

Finally, it is clear that Edyficar contribution to BCP is increasing its significance, which is also reflected in its ROAE that reached a level of 22.6% in 2Q10 and of 26.2% for 1H10.

V. Atlantic Security Holding Corporation

Quarterly Results

ASHC	Quarter			Change %
US$ millions	2Q10	1Q10	2Q09	QoQ	YoY
Net interest income	8.8	9.2	6.5	-4.0%	36.2%
Dividend income	25.0	0.2	22.0	15507.2%	13.5%
Fees and commissions from services	2.0	2.2	1.1	-8.7%	81.5%
Net gains on foreign exchange transactions	-0.1	-0.2	0.2	47.6%	-156.7%
Total earnings	35.7	11.4	29.8	214.7%	19.9%
Net Provisions	0.0	0.0	-3.0	-	100.0%
Net gains from sale of securities	3.7	3.6	0.3	3.8%	1048.2%
Other income	0.1	0.3	0.1	-57.3%	51.3%
Operating expenses	-1.9	-1.8	-1.8	-3.1%	-1.2%
Net income	37.7	13.4	25.3	181.2%	48.9%
Net income/share	0.4	0.1	0.3	181.2%	48.9%
Contribution to Credicorp	13.1	13.4	3.4	-2.5%	284.7%
Total loans	492.3	507.7	138.0	-3.0%	256.8%
Total investments available for sale	714.6	752.9	666.5	-5.1%	7.2%
Total assets	1,388.6	1,427.3	1,558.9	-2.7%	-10.9%
Total deposits	1,121.7	1,122.9	1,329.8	-0.1%	-15.7%
Net shareholders' equity	243.0	207.1	178.4	17.4%	36.2%
Net interest margin	2.70%	2.73%	1.81%
Efficiency ratio	4.7%	11.9%	6.1%
Return on average equity	67.0%	24.0%	68.1%
PDL / Total loans	0.00	0.00	0.00
Coverge ratio	0.2%	0.2%	1.0%
BIS ratio	20.81%	22.01%	17.94%

Atlantic Security Holding Corporation (ASHC) reported net earnings of US$ 37.7 million for the second quarter of 2010, including dividends corresponding to its shares in Credicorp Ltd. (BAP treasury shares”).  After excluding dividend income from Credicorp in the consolidation process, the contribution to Credicorp totaled US$ 13.1 million, which reflects an 2.5% decrease QoQ but an almost threefold contribution from last year.

Total income in 2Q10, also excluding dividend income from Credicorp Ltd, totaled US$10.7 million, which reflects a decrease of 4.2% QoQ and growth of 38.3% YoY.  The QoQ variation is primarily attributable to (i) a decrease in interest income due to a reduction in the volume of interest earning assets and (ii) a contraction in fee income from client trading.

Fee income totaled US$2.0 million, which represents an 8.7% decrease QoQ and an 81.5% increase YoY.

Income for trading and custody services continues to be negatively affected by the tax reform in effect in Peru since 2010, which, among other changes, imposed a tax on capital earnings on sales of instruments from Peruvian issuers regardless of their country of residence. As such, the tax is applicable to both local and foreign investors.  This has caused a considerable decrease in our clients’ demand for this type of transaction, which has eaten away at the fees that Atlantic Security Bank normally charges for this service. Nevertheless, the acquisition of new business and the favorable market valuation of funds under management continue to generate steady levels of placement and management fees.

In terms of FX transactions, a loss of US$106 thousand was reported in 2Q10, which represents a 47.6% decrease QoQ and growth of 156.7% YoY.  This loss is attributable to uncovered positions in assets denominated in Euros, which began to devaluate significantly against the dollar at the beginning of 2010.

Similar to the previous quarter, no additional reserves were set aside for the investment portfolio, which reflects significant improvement in comparison to the same quarter last year. This scenario is attributable to a recovery in the international markets, which helped reverse unrealized losses and generated unrealized earnings for US$ 25.4 million in 2Q10 that were reported as equity.

The investment portfolio maintains a high concentration of investment grade instruments (73%), which is evidence of the portfolio’s good risk profile.  This structure is in accordance with the company’s investment strategy, which is directed at obtaining yields from interest income as opposed to making profits through trading.

Earnings on securities sales totaled US$3.7 million, which reflects a slight increase of 3.8% QoQ and exceeds the US$ 0.3 million reported in 2Q09.

The efficiency ratio improved, falling from 11.9% in 1Q10 to 4.7% this 2Q10. This indicator fell due to dividend income this quarter. If we exclude dividends, the adjusted indicator is situated at 12.9%. This represents a 1% increase QoQ but reflects a decline in terms of YoY figures.

Total assets fell 2.7% QoQ and 10.9% YoY. This drop in assets is partially attributable to the fact that clients have migrated from deposits to managed funds. This reflects clients’ renewed confidence in the markets and resurging interest in ASCH’s higher yield products.

Shareholders’ equity grew 17.4% QoQ and 36.2% YoY. The QoQ variation is due primarily to dividend income from Credicorp Ltd while the YoY increase is attributable to higher quarterly earnings and the valuation of securities available for sale. This led to an unrealized loss of US$12MM in 2Q09, which was reversed this quarter to report an unrealized gain of US$ 25.4MM.

Interest Earning Assets

As is evident in the table below, interest earning assets totaled US$ 1,285 million. This represents an 11% decline QoQ and a 3.1% contraction YoY. A significant portion of this decline in assets volume is attributable to the fact that clients have migrated from deposits to the structured products and investment funds that ASHC offers and manages.

The YoY variation in Cash and Banks and Loans is due to the fact that until 4Q09, ASCH held US$ 400 million in deposits that backed local loans at BCP, which were transferred to ASHC’s loan portfolio in 2010 due to some uncertain tax treatment applicable to these deposits.

Investments fell 5.7% QoQ as investments were liquidated to take advantage of market opportunities to generate high yields. In comparison to the same period last year, investments increased 8.2% due to price recovery.

Interest earning assets*	Quarter			Change %
US$ millions	2Q10	1Q10	2Q09	QoQ	YoY
Due from banks	93	77	659	20.9%	-85.9%
Loans	492	508	138	-3.0%	256.8%
Investments	700	742	646	-5.7%	8.2%
Total interest-earning assets	1,285	1,327	1,443	-11.0%	-3.1%
(*) Excludes investments in equities and mutual funds.

A significant portion of the instruments are investment grade (73%), which reflects the bank’s prudent policy to concentrate portfolio investment in instruments with a good risk profile.

Asset Administration

The total of deposits and AuM include investments such as proprietary mutual funds and financial instruments in custody. The total of these funds increased 4.7% QoQ and 22.4% YoY.

AuM increased 6.9% QoQ and 52% YoY, reflecting an upward trend. This is attributable to direct investments in international markets stemming from market recovery and the subsequent increase in the value of these investments and AuM.

Deposits fell a mere 0.1% QoQ but reflected a 15.7% contraction YoY, attributable to the fact that clients have migrated from deposits to structured products, funds and direct investments that ASHC manages and holds in custody.

VI. Prima AFP

During 2Q10, PRIMA’s commercial activity evolved in a stable environment. Efforts continued to focus primarily on capturing new affiliations and less emphasis was placed on obtaining transfers, which is in line with the company’s commercial policy. The number of affiliations in 2Q10 increased QoQ while transfers declined.

At the end of the second quarter and for the first time in its history, PRIMA ranked first in market share for funds under management in the system (30.9%). The company also maintained a solid position in terms of contribution collections, reporting a 31.8% share of total collections, and performed well in terms of voluntary contributions’ management, where it achieved a 42.4% share.

Quarterly main indicators and market share
	PRIMA 2Q10	System 2Q10	Part. 2Q10%	PRIMA 1Q10	System 1Q10	Part. 1Q10%
Affiliates	1,098,912	4,540,512	24.2%	1,088,878	4,500,531	24.2%
New affiliations (1)	12,534	47,785	26.2%	12,093	48,522	24.9%
Funds under management US$ million	7,657	24,807	30.9%	7,722	25,086	30.8%
Collections US$ million (1)	141	442	31.8%	136	428	31.8%
Voluntary contributions US$ million (2)	86	203	42.4%	89	212	42.2%
RAM US$ million (3)	407	1,270	32.0%	388	1,213	32.0%
Source: Superintendencia de Banca, Seguros y AFP
(1) Accumulated to the Quarter.
(2) Available data as of May 2010.
(3) PRIMA AFP estimates: average of aggregated income during the last 4 months excluding special collections and voluntary contribution fees

Commercial Results

The level of new affiliations and transfers in 2Q10, similar to previous periods, was around 15,000 (approximately 12,500 new affiliations and 2,500 transfers). This result is in line with PRIMA’s commercial policy and represents a 4% increase in new affiliations and a 13% decrease in the volume of transfers with regard to last quarter. It is important to mention that the net result for affiliations and transfers (entry and exit) generated a positive balance in terms of the company’s RAM and surpassed 1Q10’s result.  The RAM level continued to reflect an upward trend, which helped PRIMA maintain market leadership with a 32.0% share in the system.

At the end of the second quarter, PRIMA’s funds under management totaled US$ 7,657 million. This represents 30.9% of total funds under management in the system and places PRIMA in first position with regard to market share for this indicator.

Investments

The financial markets were volatile during the second quarter, which was reflected in the slight reduction in the managed portfolio at the end of June. Profitability at twelve months (June 2010 / June 2009) was 5.41%, 15.97% and 20.29% for funds 1, 2 and 3 respectively. These results indicate that PRIMA is ranked first in terms of funds 2 and 3 and third with regard to fund 1.

Pension funds are long term in nature. With this in mind, if we look at the 4-year period from June 2006 to June 2010, PRIMA’s accumulated profitability was 36.44%, 64.74% and 98.68% for funds 1, 2 and 3, respectively. In this scenario, PRIMA is ranked first in terms of profitability in funds 2 and 3 and second place in fund 1. If we extend analysis to include the time period ranging from the system’s start-up (16 years ago) to the end of June 2010, the private pension system achieved an average nominal annualized yield of 13.14% and 8.49% in real terms.

The following table shows the structure of PRIMA’s managed portfolio at the end of the second quarter:

Funds under management as of June 2010
	Jun 10	Share %	Mar 10	Share %
Fund 1	658	8.6%	631	8.2%
Fund 2	5,122	66.9%	5,154	66.7%
Fund 3	1,877	24.5%	1,938	25.1%
Total US$ millon	7,657	100%	7,722	100%
Source: Superintendencia de Banca, Seguros y AFP

Financial Results

In 2Q10, PRIMA’s financial results were favorable. Net earnings totaled US$ 5.9 million, which represents a slight decrease QoQ (-1.5%) but indicates a significant increase YoY (+25.6%). The YoY increase in net income is attributable to higher RAM and an appreciation in local currency as well as stable operating costs. After deducting higher provisions for taxes and employee profit sharing, PRIMA made a solid contribution to Credicorp’s earnings.

Income

In 2Q10, PRIMA obtained fee income of US$ 20.9 million, which represents 2.2% growth QoQ. This increase is attributable to adequate commercial management and Peruvian economic growth. The latter led to an increase in our affiliates’ salaries, which is the basis for calculating PRIMA’s income.

YoY income increased 11.8% due primarily to RAM’s upward trend and an appreciation in the exchange rate of nearly 6%.

In terms of RAM volume, which reflects the aggregate salaries of system affiliates and represents the basis for each company’s income, PRIMA has maintained a solid market share. At the end of June 2010, PRIMA’s RAM base totaled US$ 407 million.

Estimate of base to calculate earnings - US$ million
	PRIMA - jun 2010	System - jun 2010	Share %
Income (1)	7.1	24.1	29.6%
Administrative fees	1.75%	n.a.	n.a.
RAM base (2)	407	1,270	32.0%
PRIMA AFP estimates. In accordance to local public infomation,  (CONASEV)
(1) Average income from the last four months, excluding special collections and voluntary contribution fees
(2) RAM: average of aggregated income during the last 4 months excluding special collections and voluntary contributions fees.

Expenditures

In 2Q10, PRIMA’s operating expenses showed a minor QoQ increase of 1.8% due to higher expenses for third party services (SBS contribution, AFP Association projects and investment management) and a slight increase in personnel expenses. This effect was partially offset by a decrease in advertising and marketing costs.

Operating income increased 3.2% QoQ, which is attributable to a higher income that offset the slight increase in operating expenses.  The calculation of operating income includes charges for amortization of intangible assets (due to a merger with Unión Vida) as well as depreciation and amortization of fixed assets, equipment and systems. The total expense for depreciation and amortization was US$ 2.5 million.
During 2Q10, provisions for income tax and employee profit sharing totaled US$ 2.8 million. A slight appreciation in local currency generated a translation result and deferred liability adjustment of –US$ 75 thousand, which are basically attributable to the exchange rate’s effect on income tax provisions. In this scenario, PRIMA’s net income in the second quarter was US$ 5.9 million, which is slightly lower than 1Q10’s result.

At the end of June 2010, PRIMA reported an asset level of US$ 242.4 million. Shareholders’ equity during this period was US$ 155.9 million and liabilities totaled US$ 86.4 million.

The table below contains a summary of PRIMA’s financial results:

				Change %
Main financial indicators (US$ thousand) (1)	2Q10	1Q10	2Q09	QoQ	YoY
Income from commissions	20,943	20,494	18,728	2.2%	11.8%
Administrative and sale expenses	(8,984)	(8,826)	(8,230)	1.8%	9.2%
Depreciation and amortization	(2,465)	(2,467)	(2,347)	-0.1%	5.0%
Net operating income	9,494	9,201	8,151	3.2%	16.5%
Other income and expenses, net	(736)	(629)	(958)	17.0%	-23.2%
Employee profit sharing and income tax	(2,826)	(2,405)	(2,224)	17.5%	27.1%
Net income before translation results	5,932	6,166	4,969	-3.8%	19.4%
Translations results and deferred liabilities	(75)	(220)	(305)	-65.7%	-75.3%
Net income	5,857	5,946	4,664	-1.5%	25.6%
Total assets	242,363	245,996	229,305	-1.5%	5.7%
Total liabilities	86,417	94,573	86,481	-8.6%	-0.1%
Net shareholders' equity	155,945	151,423	142,824	3.0%	9.2%
(1) IFRS

VII.  El Pacífico Peruano Suiza and Subsidiaries

Grupo Pacifico

Pacifico Group, comprised of property and casualty insurance (PPS), life insurance (PV) and health insurance (EPS), reported earnings of US$ 16.5 million in 2Q10, which largely exceeded the US$ 12.1 million registered in 1Q10 and the US$12.7 million reported in 2Q09.

The underwriting result in 2Q10 was US$ 27.8 million, which represents a 61.7% increase QoQ and an increase of 86.4% in 2Q09’s result of US$ 14.9MM. In fact, 2Q10’s result was among Pacifico Group’s best in several quarters. Favorable evolution in 2Q10 is attributable primarily to:

i)  An excellent underwriting result in general insurance (PPS), which is to a large extent attributable to higher net earned premiums in 2Q10 of  US$ 51.1MM as compared to US$ 45.1MM in 1Q10. Though higher premium volumes were supported by the seasonality of the insurance business with regard to policy renewal in the second quarter of the year, the significantly better performance is strongly related to improvements in risk selection and underwriting of business lines with high retained premiums. This helped reduce the loss ratio from 54.4% in 1Q10 to 49.0% in 2Q10; and

ii)  The outstanding contribution made by the life insurance business (PV), which reported an improved 60.4% loss ratio in 2Q10 vs.75.4% in 1Q10.

Financial income remained stable in 2Q10 and reached US$20.9 million while the figures for 1Q10 and 2Q09 were US$ 21.6 million and US$ 20.1 million, respectively.

General expenses totaled US$ 25.1 million, which represents an almost 10% increase with regard to the US$ 22.9 million reported in 1Q10. This is primarily due to: i) higher uncollectible reinsurance reserves in general insurance (PPS), ii) increase in payroll expenses for new hires in property and casualty insurance (PPS) as well as for iii) an increase in third party services in the life insurance business (PV).

This improved performance led to the stronger contribution to Credicorp of US$ 12.5 million in 2Q10, largely exceeding the US$ 8.5 million obtained in 1Q10 and the earnings of US$ 9.7 million reported in 2Q09.

US$ Thousand	Net earnings				Adjustment for	Total Contribution
Period	PPS	PV*	EPS	PGA*	consolidation	to BAP
2Q09	5,730	5,347	1,684	12,748	(3,063)	9,685
3Q09	9,530	4,263	(540)	13,277	(3,189)	10,088
4Q09	9,093	6,495	783	16,283	(3,911)	12,372
1Q10	5,774	4,810	1,673	12,095	(3,603)	8,492
2Q10	8,095	6,502	1,872	16,475	(3,957)	12,518
QoQ	40%	35%	12%	36%	n.a.	47%
YoY	41%	22%	11%	29%	n.a.	29%
* After deducting minority interest

Pacífico General Insurance (PPS)

Net earnings in 2Q10 of US$ 8.1 million reflect a close to 40% increase in bottom line contribution vs. US$ 5.8 million in 1Q10 and US$ 5.7 million in 2Q09. This result makes the P&C business one of the top performers within the group.

The improvement in performance is attributable primarily to: i) higher net earned premiums of US$ 51.1MM in 2Q10, which represents an increase of 13.4% with regard to 1Q10 and ii) higher financial income of US$ 6.4 million in 2Q10 in comparison to US$ 5.9 million in 1Q10, which is principally due to dividend payments.
The strong increase in earnings in 2Q10 vs. 2Q09 reflects the better underwriting results, which are attributable to 10.7% YoY growth in net earned premiums and a significant YoY drop in the loss ratio from 64.0% to 49.0% in 2Q10.

Technical Results by Business Unit

	2Q10				1Q10				2Q09
US$ millon	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS	Vehicle Insurance	Private Health Insurance	P&C	TOTAL PPS
Net premiums earned	20.6	15.2	15.3	51.1	19.8	14.7	10.6	45.1	19.2	13.1	13.8	46.2
Underwriting results	7.7	3.9	6.5	18.1	7.5	3.4	2.1	13.0	3.7	2.5	3.5	9.7
Loss ratio	41.8%	66.2%	41.8%	49.0%	39.6%	68.4%	62.6%	54.4%	60.5%	73.5%	60.0%	64.0%
Underwriting results / net earned premiums	37.5%	25.5%	42.6%	35.5%	38.0%	23.2%	19.4%	28.8%	19.1%	18.9%	25.4%	20.9%

•	The underwriting result for Vehicle Insurance was US$ 7.7 million in 2Q10, which represents an increase over 1Q10’s result of US$ 7.5 million.
The underwriting result for the Auto line was US$ 6.4 million in 2Q10, which fell with regard to 1Q10 due primarily to an increase in unearned premium reserves and higher claims, which increased from 38.5% in 1Q10 to 43.9% in 2Q10. Nevertheless, it is important to mention that even with this increase the ratio stands below the market average, which is approximately 47%1.
The Statutory Auto Liability Insurance line (SOAT) achieved an underwriting result of US$ 1.3 million in 2Q10, which tops the earnings of US$ 0.8 million reported in 1Q10. This result is attributable to a reduction in reserves for old claims and better risk selection.

•
In 2Q10, the Private Health Insurance business obtained an underwriting result of US$ 3.9 million, which tops the US$ 3.4 million reported in 1Q10 and the US$ 2.5 million obtained in 2Q09. The net earned premium grew 3.2% QoQ and 16% YoY. Results have improved significantly due to a drop in the loss ratio from 73.5% in 2Q09 to 66.2% in 2Q10 thanks to more efficient claims management, premium adjustments and new conditions for certain products.

•
General Insurance (P&C) demonstrated an increase of US$ 4.8 million in net earned premiums with regard to 1Q10 and an increase of US$ 1.5 million with regard to 2Q09. This is due primarily to higher policy renewal levels, which occur seasonally during the second quarter of the year.

The overall loss ratio fell from 62.6% in 1Q10 to 41.8% in 2Q10. The measures taken to continuously improve the portfolio are reflected in these results, which were particularly strong in the Cargo and Inland Marine, Hull and Ocean Marine and Fidelity Bond lines. The loss ratios for all these lines dropped with regard to 2Q09.

The aforementioned factors allowed the company to improve its underwriting result in 2Q10 by US$ 4.4 million QoQ and US$ 3.0 million YoY. This result is partially attributable to a better selection of risks and underwriting conditions in lines with high retained premiums.

1 Average market claims rate in Cars(January – February 2010)

PPS’s net financial income was US$ 6.4 million in 2Q10 compared with US$ 5.9 million in 1Q10. This is due to dividend payments this quarter as well as higher interest income.

In summary, with regard to 2Q10’s result in the general insurance segment (PPS), it is important to mention the following: (i) income for net insurance premiums totaled US$ 51.1 million while (ii) total operating costs were US$ 13.3 million. These results led to (iii) a quarterly combined ratio of 90.6%, 49.0 points of which correspond to losses and loss adjustment expenses, 15.5 to business acquisition costs and 26.1 to general or administrative expenses.

Pacífico Vida (PV)

Pacifico Vida was also a strong performer this Q as net earnings before minority interest of US$ 10.5 million in 2T10,  surpassed 1Q10’s earnings of US$ 7.8 million by 35%.

The underwriting result in 2Q10 of US$ 4.3 million starkly contrasts with the US$ 0.8 million loss in 1Q10. This is primarily attributable to: i) a lower loss ratio during the second quarter of the year, which fell from 75.4% in 1Q10 to 60.4% in 2Q10 and ii) an increase in the net earned premium which reached US$ 39.8 million in 2Q10 compared to US$ 36.3 million in 1Q10 and US$ 29.4 million in 2Q09.

Pacífico Vida
(US$ MM)

Products	Total Premiums			Change %
US$ million	2Q10	1Q10	2Q09	QoQ	YoY
Individual life	14.0	13.7	12.0	2.2%	16.5%
Individual annuity	12.9	14.2	9.6	-9.3%	34.7%
Disability & survivor (Pension)	11.3	10.7	7.7	6.2%	47.6%
Credit life	7.2	6.6	5.4	10.1%	34.0%
Personal accidents	2.9	2.9	2.7	1.4%	10.1%
Group life (Law)	2.4	2.8	2.3	-13.9%	4.4%
Group life	4.3	3.6	3.8	21.1%	13.4%
Limited workers compensation	2.6	3.2	2.3	-19.8%	10.8%
TOTAL	57.6	57.6	45.7	0.1%	26.1%

The QoQ decrease in net financial income, which dropped from US$15.6 million in 1Q10 to US$ 14.4 million in 2Q10, can be explained by a decrease in the valuation of securities available for sale and investment reclassification.

General expenses in 2Q10 increased 9.3% with regard to 1Q10, reporting a total of US$ 8.8 million.

After deducting the US$ 4.0 million in minority interest corresponding to Alico, net earnings in the life segment in 2Q10 totaled US$ 6.5 million.

Pacífico Salud (EPS)

In 2Q10, EPS also showed improved performance with the net earned premium reaching US$ 34.8 million, which represents 1.7% growth QoQ and 14.8% YoY. Furthermore, its underwriting result reflects a better risk and cost management and reached US$ 5.3 million, up 6% from 1Q10 results and up 60% from 2Q09 results.
Consequently, net earnings in 2Q10 reached US$ 1.9 million to top the US$ 1.7 million obtained last quarter and in 2Q09.

As is the case with PPS’s Private Health Insurance business, it is important to point at the significant reduction in the loss ratio, which was 78.4% in 2Q10 vs. 82.8% in 2Q09.

These results indicate that the company has maintained its upward trend by efficiently managing claims and engaging in on-going negotiation with service providers.

VIII. Economic Outlook

Economic Activity

Estimates indicate that the economy grew at an annual rate of 9.5% in 2Q10, which is the highest figure recorded in the last six quarters. In non-seasonal terms, recovery grew at a slightly slower pace in 1Q10 although it continues to outpace the levels registered during the crisis.

Economic dynamism is not homogenous across sectors. For example, it is estimated that the construction, manufacturing and commercial sectors grew 20.9%, 15.1% and 11.1% respectively in 2Q10 while fishing and mining fell 24.0% and 2.9%. The rapid recovery of the manufacturing sector, driven by the non-primary manufacturing, continues to stand out. This indicates a strong rebound following the contraction reported in 2009 (-8.5%) and demonstrates that the sector has experienced rapid growth this year (9.9% in 1Q10 and 16.5% in 2Q10).

By spending type, estimates indicate that growth in 2Q10 was driven by private investment and consumption, which reflects the same scenario observed in the years prior to the international crisis in 2009. The rest of the GDP components by spending type behaved positively. This was especially true of public investment, whose dynamism this year is attributable to the bi-annual fiscal stimulation plan.  The outlook for year-end indicates that private spending components will continue to be dynamic and private investment, which is expected to grow despite the electoral cycle, will be particularly strong. This cycle, although particularly extensive in 2010 (presidential, regional and local), does not appear to pose a significant political risk. Private investment is expected to grow, primarily in the mining and hydrocarbons sector; construction will increase its rate of expansion due primarily to activity in the country’s interior, where housing construction is expected to grow along with the penetration of commercial chains.

Construction is expected to remain the most dynamic productive sector, driven by public infrastructure and private projects.  Despite current international turbulence, the local economy’s rebound, coupled with that of our commercial partners (well diversified), is expected to help manufacturing reverse the decline experienced in 2009. If this holds true, the economy should grow 7.0% and forecasts may be revised upward.

Gross Domestic Product and Internal Demand
(Annualized percentage variation)

External Sector

In 2Q10, the trade balance maintained a surplus despite the turbulence that continues to affect the main international markets. Nevertheless, this surplus is declining because of lower dynamism in exports and more importantly due to the strong rebound in exports. In this scenario, exports in 2Q10 are thought to have grown 16.5% (vs. 45.1% in the first quarter). This growth was led by traditional products given that non-traditional goods, which are generally sold to countries affected by the international recession, have not performed well this quarter.

Growth in imports (33.1% vs. 19.4% in the previous quarter) is due to dynamism in investment and local industrial consumption.  Inputs and capital goods imports are thought to have increased significantly. Growth in the former was driven by an increase in fuel prices but higher import volumes, particularly for iron and steel, also had an impact.

In 2010, to the extent that global recovery consolidates and continues to be driven by dynamic emerging markets, it is estimated that the trade balance will close the year with a surplus of US$ 6.7 billion and international reserves of US$ 36.6 billion, which exceeds the figure reported at the end of 2009 (US$ 30.9 billion).

Exports and Imports
(3 month moving average annual % var.)

Prices and Exchange Rate

At the end of 2Q10, annual inflation was 1.6%. Although this reflects a clear upward trend, it is still within the Central Bank’s target range (2% +/- 1pp) and is in line with expectations. Underlying inflation interrupted the declining trajectory evident since last year and has remained steady at 1.8% since March. The evolution observed in inflation is consistent with an outlook in which wholesale prices, specifically for imported products, reported a modest increase in May in particular due to a recovery in internal demand and the increase in fuel prices.

Accumulated inflation in the first six months of the year was 5.8%, which is primarily attributable to the dynamic in play during the first few months of the year. In this scenario, analysts forecast that inflation will be 2.5%, which is within the target range. Given the high growth forecasted for the Peruvian economy, this expectation would imply that the monetary authority will be very committed to ensuring its inflation target.

Although the dollar is weakening due to an increase in investors’ appetite for risk, it is important to emphasize that the downward pressures on the exchange rate have continued both in Peru and in emerging countries in general. The exchange rate at the end of 2Q10 was S/. 2.839, which means that there was virtually no change in last quarter’s figure.  Thus far this year, the downward pressures on the exchange rate have accentuated but the active intervention of the Central Bank, which was meant to regulate appreciation, has cushioned the impact. Information from July, for example, shows a record daily purchase amount of US$ 493 MM.

Fiscal Sector

With regard to tax revenues, the average rate for the past twelve months was positive for the first time in eleven months due to a significant recovery in Income Tax and General Sales Tax collection, which have grown 27% and 16.1% respectively this year. This result led to a surplus of S/. 229 MM in May 2010, which exceeds the deficit reported in May 2009 by S/. 287 MM.

In terms of government levels, the surplus was associated with the national government (S/. 117 MM) and state companies (S/. 279 MM), which reflects the national government’s transfer to the Fund to Stabilize the Prices of Fuels Derived from Petroleum (FEPC).

In this scenario, the fiscal deficit for this year is expected to be 1.6% of GDP. To accomplish this, the government has approved a set of measures to ensure that general government spending does not exceed last year’s figure by more than 8%. This goal was adopted only for 2010.

Tax Income of the Central Government
(Annualized in Nuevos Soles billions)

Banking System

According to BCR, private sector loans grew 2.3% with regard to the previous month, which exceeds the monthly average recorded thus far this year (1.3%). Although this growth reflects the effect of American Leasing’s conversion to financial company status, it is primarily attributable to strong growth in business loans (+2.9% May vs. April), particularly for companies involved in foreign trade (+10.6% with regard to April). In annual terms, loans grew 15% in May, consolidating an upward trend that has been visible since January. Within this growth, the following stand out: business loans (+13.1%), consumer loans (+11.9%) and micro businesses (+24.4%). The deposit balance in May reflected annual growth of 15.1%, consolidating an upward trend that began in October 2009.  The most significant growth over the last twelve months has been visible in time deposits (34%) and savings deposits (19.4%). Term deposits also experienced growth, however modest (0.5%).  Loan dollarization in the banking system remained at 48.6%; regardless, significant progress has been made given that one year ago, this indicator reached 55.6%.On the other hand, deposit dollarization in the Peruvian financial system (banks and smaller financial institutions) reached a 47.0% level from a 49.7% registered at the end of 2009.

Interest rates in soles have remained low despite the fact that BCR initiated a reference rate increase cycle and increased legal reserve requirements both in national as well as foreign currency. At the end of 2Q10, the TAMN was 19.11% (vs. 19.48% the previous quarter). Nevertheless, the increase in the reference rate has affected commercial and consumer loans in particular (through credit cards), which contrasts with the situation observed for mortgage and vehicle loans.  The TAMEX closed at 8.03%, which is slightly lower than the figure reported in 1Q10 (8.04%). The TIPMN rose from 1.32% in 1Q10 to 1.41% in 2Q10, while the TIPMEX continued a downward trend and was situated at 0.73% (vs. 0.76% in 1Q10).

Main Financial Indicators
	2008					2009					2010
	IQ	IIQ	IIIQ	IVQ	Year	IQ	IIQ	IIIQ	IVQ	Year	IQ
GDP (US$ MM)	30,273	34,744	32,531	30,096	127,643	27,914	31,927	32,010	35,302	127,153	35,266
Real GDP (var. %)	10.3	11.7	10.9	6.5	9.8	1.9	-1.2	-0.6	3.4	0.9	6.0
GDP per-capita (US$)	4,331	4,956	4,612	4,229	4,532	3,888	4,407	4,379	4,786	4,365	4,738
Domestic demand (var. %)	11.7	14.3	13.4	9.1	12.1	-0.8	-5.8	-5.0	0.4	-2.9	8.1
Consumption (var. %)	8.4	9.3	9.2	8.0	8.7	4.1	1.6	1.0	2.8	2.4	3.6
Private investment (var. %)	24.0	37.2	31.9	21.4	28.3	4.3	-16.0	-14.6	-5.9	-8.6	12.0
CPI (annual change, %)	5.5	5.7	6.2	6.7	6.7	4.8	3.1	1.2	0.3	0.3	0.8
Exchange rate, eop (S/. per US$)	2.74	2.97	2.98	3.14	3.14	3.16	3.01	2.88	2.89	2.89	2.84
Devaluation (annual change, %)	-13.8	-6.4	-3.6	4.7	4.7	15.2	1.5	-3.1	-8.0	-8.0	-10.2
Exchange rate, average (S/. per US$)	2.89	2.81	2.90	3.09	2.92	3.18	3.02	2.96	2.89	3.01	2.84
Non-financial Public Sector (% of GDP)	4.3	5.4	1.4	-2.7	2.1	2.6	1.8	-3.2	-8.2	-1.9	2.8
Central Gonvernment current revenues (% of GPD)	18.0	19.5	18.4	16.9	18.2	16.5	16.7	15.3	15.2	15.9	18.1
Tax Income (% of GDP)	15.5	16.5	15.7	14.8	15.6	14.6	14.1	13.0	13.4	13.8	15.5
Non Tax Income (% of GDP)	2.5	3.1	2.7	2.1	2.6	1.9	2.6	2.2	1.8	2.1	2.7
Current expenditures (% of GDP)	10.4	10.6	16.1	12.3	12.4	11.8	10.7	14.8	13.5	12.7	11.3
Capital expenditures (% of GDPI)	2.6	3.5	4.5	6.9	4.4	3.5	4.5	6.1	10.1	6.1	3.9
Trade Balance (US$ MM)	1,505	920	838	-173	3,090	513	1,335	1,838	2,188	5,873	1,511
Exports (US$ MM)	7,771	8,470	8,814	6,474	31,529	5,396	6,161	7,169	8,159	26,885	7,832
Imports (US$ MM)	6,265	7,550	7,976	6,648	28,439	4,883	4,827	5,330	5,971	21,011	6,321
Current Account Balance (US$ MM)	-969	-1,720	-1,105	-929	-4,723	-391	106	264	267	247	-467
Current Account Balance (% of GDP)	-3.2	-5.0	-3.4	-3.1	-3.7	-1.4	0.3	0.8	0.8	0.2	-1.3
Source: BCR, INEI, Estimated by BCP

Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Credito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito.  Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment).  BCP is the Company's primary subsidiary.

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In US$  thousands, IFRS)

	As of			Change %
	Jun 10	Mar 10	Jun 09	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	859,446	959,387	730,266	-10.4%	17.7%
Interest bearing	2,563,266	2,508,872	2,776,593	2.2%	-7.7%
Total cash and due from banks	3,422,712	3,468,259	3,506,859	-1.3%	-2.4%

Marketable securities, net	60,037	109,326	39,579	-45.1%	51.7%

Loans	12,697,597	11,922,859	10,603,688	6.5%	19.7%
Current	12,481,727	11,707,108	10,456,961	6.6%	19.4%
Past due	215,871	215,750	146,727	0.1%	47.1%
Less - net provisions for possible loan losses	(387,078)	(381,206)	(283,051)	1.5%	36.8%
Loans, net	12,310,519	11,541,653	10,320,637	6.7%	19.3%

Investments securities available for sale	5,889,725	6,121,314	4,910,272	-3.8%	19.9%
Reinsurance assets	150,364	147,719	186,983	1.8%	-19.6%
Premiums and other policyholder receivables	105,183	98,527	107,336	6.8%	-2.0%
Property, plant and equipment, net	352,193	347,185	324,279	1.4%	8.6%
Due from customers on acceptances	63,351	78,795	159,407	-19.6%	-60.3%
Other assets	1,475,428	1,568,695	1,343,498	-5.9%	9.8%

Total assets	23,829,513	23,481,472	20,898,850	1.5%	14.0%

LIABILITIES AND NET SHAREHOLDERS¨ EQUITY
Deposits and Obligations
Non-interest bearing	4,136,614	3,820,384	4,008,297	8.3%	3.2%
Interest bearing	11,120,428	10,986,276	9,699,742	1.2%	14.6%
Total deposits and Obligations	15,257,042	14,806,660	13,708,039	3.0%	11.3%

Due to banks and correspondents	1,605,168	1,491,207	852,776	7.6%	88.2%
Acceptances outstanding	63,351	78,795	159,407	-19.6%	-60.3%
Reserves for property and casualty claims	929,135	916,970	889,326	1.3%	4.5%
Reserve for unearned premiums	150,045	138,553	140,962	8.3%	6.4%
Reinsurance payable	53,566	33,999	36,272	57.6%	47.7%
Bonds and subordinated debt	2,292,080	2,346,061	2,028,348	-2.3%	13.0%
Other liabilities	850,999	1,203,198	1,012,341	-29.3%	-15.9%
Minority interest	195,061	181,477	138,619	7.5%	40.7%
Total liabilities	21,396,447	21,196,920	18,966,090	0.9%	12.8%

Capital stock	471,912	471,912	471,912	0.0%	0.0%
Treasury stock	(74,712)	(75,090)	(73,107)	-0.5%	2.2%
Capital surplus	119,637	116,186	140,693	3.0%	-15.0%
Reserves	1,385,098	1,385,098	1,053,494	0.0%	31.5%
Unrealized gains	220,480	262,680	92,057	-16.1%	139.5%
Retained earnings	310,649	123,765	247,711	151.0%	25.4%
Net shareholders´ equity	2,433,065	2,284,552	1,932,760	6.5%	25.9%

Total liabilities and net shareholders´ equity	23,829,513	23,481,472	20,898,851	1.5%	14.0%

Contingent credits	2,984,977	2,662,856	1,841,329	12.1%	62.1%

CREDICORP LTD. AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousands, IFRS)

	Quarter			Change %		Year ended		Change %
	2Q10	1Q10	2Q09	QoQ	YoY	Jun 10	Jun 09	Jun 10 / Jun 09
Interest income and expense
Interest and dividend income	344,100	332,739	343,031	3.4%	0.3%	676,838	668,939	1.2%
Interest expense	(85,666)	(87,153)	(109,489)	-1.7%	-21.8%	(172,819)	(229,531)	-24.7%
Net interest income	258,434	245,585	233,542	5.2%	10.7%	504,019	439,408	14.7%

Net provisions for loan losses	(30,895)	(43,181)	(54,708)	-28.5%	-43.5%	(74,075)	(81,133)	-8.7%

Non financial income
Fee income	128,506	125,430	101,900	2.5%	26.1%	253,936	200,195	26.8%
Net gain on foreign exchange transactions	23,612	25,439	19,661	-7.2%	20.1%	49,051	39,177	25.2%
Net gain on sales of securities	37,803	7,022	37,996	438.3%	-0.5%	44,825	83,874	-46.6%
Other	6,633	9,917	10,920	-33.1%	-39.3%	16,550	20,899	-20.8%
Total non financial income, net	196,554	167,808	170,477	17.1%	15.3%	364,362	344,146	5.9%
Insurance premiums and claims
Net premiums earned	121,575	111,029	101,541	9.5%	19.7%	232,604	200,610	15.9%
Net claims incurred	(13,950)	(13,624)	(19,109)	2.4%	-27.0%	(27,573)	(37,759)	-27.0%
Increase in cost for life and health policies	(62,108)	(64,919)	(53,762)	-4.3%	15.5%	(127,027)	(105,674)	20.2%
Total other operating income, net	45,517	32,487	28,670	40.1%	58.8%	78,004	57,177	36.4%
Operating expenses
Salaries and employees benefits	(109,137)	(115,196)	(94,197)	-5.3%	15.9%	(224,332)	(188,297)	19.1%
Administrative, general and tax expenses	(80,465)	(78,001)	(73,894)	3.2%	8.9%	(158,466)	(148,668)	6.6%
Depreciation and amortization	(20,889)	(20,507)	(17,701)	1.9%	18.0%	(41,396)	(34,989)	18.3%
Merger expenses	-	-	-	100.0%	100.0%	-	-
Other	(24,830)	(23,995)	(20,002)	3.5%	24.1%	(48,825)	(55,053)	-11.3%
Total operating expenses	(235,321)	(237,698)	(205,795)	-1.0%	14.3%	(473,019)	(427,007)	10.8%

Operating income	234,289	165,002	172,186	42.0%	36.1%	399,290	332,591	20.1%
Translation result	4,675	12,059	3,958	-61.2%	18.1%	16,734	(750)	-2330.1%
Workers’ profit sharing	(8,620)	(5,474)	(6,352)	57.5%	35.7%	(14,093)	(10,931)	28.9%
Income taxes	(56,991)	(39,429)	(45,955)	44.5%	24.0%	(96,420)	(79,585)	21.2%
Net income	173,353	132,158	123,837	31.2%	40.0%	305,512	241,324	26.6%
Minority interest	11,429	8,288	8,634	37.9%	32.4%	19,718	15,544	26.8%
Net income attributed to Credicorp	161,924	123,870	115,202	30.7%	40.6%	285,794	225,780	26.6%

CREDICORP LTD. AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	Quarter			Year ended
	2Q10	1Q10	2Q09	Jun 10	Jun 09
Profitability
Net income per common share (US$ per share)(1)	2.03	1.55	1.44	3.58	2.83
Net interest margin on interest earning assets (2)	4.99%	4.92%	5.12%	4.86%	4.81%
Return on average total assets (2)(3)	2.7%	2.2%	2.2%	2.5%	2.2%
Return on average shareholders' equity (2)(3)	27.5%	21.5%	25.6%	24.2%	25.2%
No. of outstanding shares (millions)(4)	79.76	79.76	79.76	79.76	79.76

Quality of loan portfolio
Past due loans as a percentage of total loans	1.70%	1.81%	1.38%	1.70%	1.38%
Reserves for loan losses as a percentage of total past due loans	179.3%	176.7%	192.9%	179.3%	192.9%
Reserves for loan losses as a percentage of total loans	3.0%	3.2%	2.7%	3.0%	2.7%

Operating efficiency
Oper. expenses as a percent. of total income (5)	39.6%	42.1%	40.7%	40.8%	42.3%
Oper. expenses as a percent. of av. tot. assets(2)(3)(5)	3.6%	3.8%	3.5%	3.7%	3.5%

Average balances (millions of US$) (3)
Interest earning assets	20,720.69	19,948.14	18,256.33	20,720.69	18,256.33
Total assets	23,655.49	22,754.79	20,985.49	23,205.14	20,966.04
Net shareholder´s equity	2,358.81	2,300.70	1,800.46	2,329.76	1,739.56
(1) Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Net of treasury shares. The total number of shares was of 94.38 million.
(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned. Operating expenses do not include other expenses.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In US$ thousands, IFRS)

	As of			Change %
	Jun 10	Mar 10	Jun 09	QoQ	YoY
ASSETS
Cash and due from banks	3,342,067	3,395,676	3,316,964	-1.6%	0.8%
Cash and BCRP	2,931,107	2,761,952	2,604,482	6.1%	12.5%
Deposits in other Banks	409,977	534,928	600,551	-23.4%	-31.7%
Interbanks	-	97,499	110,435	-100.0%	-100.0%
Accrued interest on cash and due from banks	983	1,297	1,496	-24.2%	-34.3%

Marketable securities, net	60,037	109,326	39,579	-45.1%	51.7%

Loans	12,611,066	11,852,548	10,502,346	6.4%	20.1%
Current	12,395,974	11,637,580	10,356,401	6.5%	19.7%
Past Due	215,092	214,968	145,945	0.1%	47.4%
Less - net provisions for possible loan losses	(386,148)	(380,248)	(281,675)	1.6%	37.1%
Loans, net	12,224,918	11,472,300	10,220,671	6.6%	19.6%

Investment securities available for sale	3,707,331	4,053,210	3,162,714	-8.5%	17.2%
Property, plant and equipment, net	287,204	281,627	257,565	2.0%	11.5%
Due from customers acceptances	63,351	78,795	159,407	-19.6%	-60.3%
Other assets	1,184,152	1,262,861	1,030,392	-6.2%	14.9%

Total assets	20,869,060	20,653,795	18,187,292	1.0%	14.7%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and obligations	14,209,963	13,777,327	14,035,650	3.1%	1.2%
Demand deposits	5,059,051	4,932,731	4,002,848	2.6%	26.4%
Saving deposits	3,702,869	3,853,739	3,162,394	-3.9%	17.1%
Time deposits	4,242,721	3,927,540	5,731,125	8.0%	-26.0%
Severance indemnity deposits (CTS)	1,176,925	1,013,010	1,058,723	16.2%	11.2%
Interest payable	28,397	50,307	80,560	-43.6%	-64.8%

Due to banks and correspondents	3,110,545	3,007,252	845,945	3.4%	267.7%
Bonds and subordinated debt	1,202,434	1,225,968	929,071	-1.9%	29.4%
Acceptances outstanding	63,351	78,795	159,407	-19.6%	-60.3%
Other liabilities	599,269	982,393	770,704	-39.0%	-22.2%

Total liabilities	19,185,562	19,071,735	16,740,777	0.6%	14.6%

Net shareholders' equity	1,679,754	1,578,484	1,442,780	6.4%	16.4%
Capital stock	783,213	783,213	667,250	0.0%	17.4%
Reserves	388,309	388,309	388,275	0.0%	0.0%
Unrealized Gains and Losses	84,959	117,908	82,809	-27.9%	2.6%
Retained Earnings	187,143	187,145	115,922	0.0%	61.4%
Income for the year	236,130	101,909	188,524	131.7%	25.3%

Minority interest	3,744	3,576	3,735	4.7%	0.2%

Total liabilities and net shareholders' equity	20,869,060	20,653,795	18,187,292	1.0%	14.7%

Contingent credits	8,998,223	8,786,376	6,561,565	2.4%	37.1%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousands, IFRS)

	Quarter			Change %		Year Ended		Change %
	2Q10	1Q10	2Q09	QoQ	YoY	Jun 10	Jun 09	Jun10 / Jun09
Interest income and expense
Interest and dividend income	311,548	305,922	314,832	1.8%	-1.0%	617,470	617,202	0.0%
Interest expense	(82,896)	(86,747)	(105,372)	-4.4%	-21.3%	(169,643)	(221,581)	-23.4%
Net interest and dividend income	228,652	219,175	209,460	4.3%	9.2%	447,827	395,621	13.2%
Net provision for loan losses	(31,183)	(43,445)	(54,074)	-28.2%	-42.3%	(74,628)	(81,254)	-8.2%
Non financial income
Banking services commissions	113,577	107,223	87,620	5.9%	29.6%	220,800	165,173	33.7%
Net gain on foreign exchange transactions	23,595	25,503	19,700	-7.5%	19.8%	49,098	40,028	22.7%
Net gain on sales of securities	29,727	161	35,983	18364.0%	-17.4%	29,888	82,274	-63.7%
Other	2,642	4,954	7,285	-46.7%	-63.7%	7,596	11,359	-33.1%
Total non financial income,net	169,541	137,841	150,588	23.0%	12.6%	307,382	298,834	2.9%
Operating expenses
Salaries and employees benefits	(90,961)	(98,445)	(79,316)	-7.6%	14.7%	(189,406)	(158,665)	19.4%
Administrative expenses	(67,866)	(65,785)	(63,919)	3.2%	6.2%	(133,651)	(127,472)	4.8%
Depreciation and amortization	(16,837)	(16,423)	(14,088)	2.5%	19.5%	(33,260)	(27,844)	19.5%
Other	(7,516)	(4,680)	(4,262)	60.6%	76.3%	(12,196)	(20,699)	-41.1%
Total operating expenses	(183,180)	(185,333)	(161,585)	-1.2%	13.4%	(368,513)	(334,680)	10.1%

Operating income	183,830	128,238	144,389	43.4%	27.3%	312,068	278,521	12.0%
Translation result	4,972	11,680	(10,899)	-57.4%	-145.6%	16,652	(15,159)	-209.8%
Workers’ profit sharing	(7,459)	(4,840)	(5,765)	54.1%	29.4%	(12,299)	(9,580)	28.4%
Income taxes	(46,995)	(32,906)	(38,905)	42.8%	20.8%	(79,901)	(64,697)	23.5%
Minority interest	(127)	(263)	(278)	-51.7%	-54.3%	(390)	(561)	-30.5%
Net income	134,221	101,909	88,542	31.7%	51.6%	236,130	188,524	25.3%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	Quarter			Year ended
	2Q10	1Q10	2Q09	Jun 10	Jun 09
Profitability
Net income per common share (US$ per share)(1)	0.060	0.046	0.040	0.106	0.085
Net interest margin on interest earning assets (2)	4.91%	4.86%	5.07%	4.88%	4.75%
Return on average total assets (2)(3)	2.6%	2.0%	1.9%	2.4%	2.1%
Return on average shareholders' equity (2)(3)	33.0%	25.1%	25.7%	29.1%	27.6%
No. of outstanding shares (millions)	2,228.29	2,228.29	2,228.29	2,228.29	2,228.29

Quality of loan portfolio
Past due loans as a percentage of total loans	1.71%	1.81%	1.39%	1.71%	1.39%
Reserves for loan losses as a percentage of total past due loans	179.5%	176.9%	193.0%	179.5%	193.0%
Reserves for loan losses as a percentage of total loans	3.1%	3.2%	2.7%	3.1%	2.7%

Operating efficiency
Oper. expenses as a percent. of total income (4)	48.0%	51.3%	49.7%	49.7%	52.3%
Oper. expenses as a percent. of av. tot. assets(2)(3)(4)	3.4%	3.6%	3.4%	3.6%	3.4%

Capital adequacy
Total Regulatory Capital (US$Mn)	1,969.2	1,966.7	1,586.0
Tier I capital	1,514.9	1,511.4	1,195.0
BIS ratio	13.6%	14.5%	13.5%

Average balances (millions of US$) (3)
Interest earning assets	18,643.6	18,037.7	16,541.6	18,340.6	16,644.1
Total Assets	20,761.4	20,108.6	18,355.6	19,741.6	18,373.3
Net shareholders' equity	1,629.1	1,627.0	1,377.4	1,622.5	1,368.8
(1) Shares outstanding of 2,228 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operating expenses include personnel expenses, administrative expenses and depreciation and amortization
(5) Regulatory capital / risk-weighted assets.  Risk weighted assets include market risk and operational risk.

EL PACIFICO - PERUANO SUIZA and SUBSIDIARIES
(in thousand dollars)

	Balance to and for the period of Three month ending			Six month ended		Change %
	30 Jun 10	31 Mar 10	30 Jun 09					Jun 10 /
	2Q10	1Q10	2Q09	Jun 10	Jun 09	QoQ	YoY	Jun 09
Results
Total Premiums	163,372	155,626	149,172	318,999	287,409	5.0%	9.5%	11.0%
Ceded Premiums	17,748	25,268	24,034	43,017	47,137	-29.8%	-26.2%	-8.7%
Unearned premium reserves	20,204	15,161	19,482	35,365	32,644	33.3%	3.7%	8.3%
Net earned premiums	125,420	115,197	105,657	240,618	207,628	8.9%	18.7%	15.9%
Direct claims	76,990	94,845	78,405	171,835	186,394	-18.8%	-1.8%	-7.8%
Ceded claims	932	16,302	5,534	17,234	42,962	-94.3%	-83.2%	-59.9%
Net claims	76,058	78,543	72,871	154,600	143,433	-3.2%	4.4%	7.8%
Direct commissions	19,901	18,147	17,237	38,048	34,139	9.7%	15.5%	11.4%
Commissions received	2,766	2,419	2,401	5,186	4,749	14.3%	15.2%	9.2%
Net commissions	17,135	15,727	14,836	32,862	29,390	9.0%	15.5%	11.8%
Technical expenses	6,437	6,666	5,701	13,103	11,411	-3.4%	12.9%	14.8%
Technical resolves	1,962	2,905	2,638	4,866	4,904	-32.5%	-25.6%	-0.8%
Net technical expenses	4,475	3,761	3,064	8,236	6,506	19.0%	46.1%	26.6%
Underwriting results	27,753	17,166	14,886	44,919	28,300	61.7%	86.4%	58.7%

Financial income	17,690	17,798	15,490	35,487	29,654	-0.6%	14.2%	19.7%
Gains on sale of real state and secutirities	3,372	3,083	4,113	6,456	5,788	9.4%	-18.0%	11.5%
Net property and rental income	1,150	1,186	877	2,335	1,743	-3.1%	31.1%	34.0%
(-) Financial expenses	1,295	474	428	1,769	1,112	173.1%	202.6%	59.0%
Financial income, net	20,917	21,593	20,053	42,509	36,073	-3.1%	4.3%	17.8%

Salaries and benefits	13,995	13,012	10,904	27,007	20,703	7.6%	28.3%	30.5%
Administrative expenses	11,126	9,919	8,198	21,046	16,532	12.2%	35.7%	27.3%
Third party services	5,357	4,819	4,300	10,176	8,236	11.2%	24.6%	23.6%
Management expenses	2,285	2,203	1,753	4,489	3,509	3.7%	30.4%	27.9%
Provisions	1,609	1,555	1,248	3,164	2,509	3.5%	28.9%	26.1%
Taxes	1,120	1,456	1,166	2,576	2,362	-23.1%	-4.0%	9.0%
Other expenses	755	(113.44)	(269.06)	642	(84)	-765.8%	-380.7%	-866.9%
General expenses	25,121	22,931	19,102	48,052	37,234	9.6%	31.5%	29.1%

Other income	343	211	9	554	925	63.0%	3697.2%	-40.1%
Traslations results	529	1,005	2,724	1,533	2,213	-47.4%	-80.6%	-30.7%
Employee participation and income tax	3,959	2,000	(2,544.45)	5,959	4,743	98.0%	-255.6%	25.6%

Income before minority interest	20,461	15,043	16,025	35,504	25,533	36.0%	27.7%	39.1%
Minority interest	3,985	2,948	3,277	6,933	5,901	35.2%	21.6%	17.5%

Net income	16,475	12,095	12,748	28,570	19,632	36.2%	29.2%	45.5%

Balance (end of period)

Total Assets	1,591,564	1,520,168	1,399,945	1,591,564	1,399,945	4.7%	13.7%	13.7%
Invesment on securities and real state (1)	1,133,861	1,086,084	920,416	1,133,861	920,416	4.4%	23.2%	23.2%
Technical reserves	1,079,531	1,056,204	1,030,576	1,079,531	1,030,576	2.2%	4.8%	4.8%
Net equity	288,277	270,626	194,786	288,277	194,786	6.5%	48.0%	48.0%

Ratios

Ceded	10.9%	16.2%	16.1%	13.5%	16.4%
Loss ratio	60.6%	68.2%	69.0%	64.3%	69.1%
Commissions + technical expenses, net / net earned premiums	17.2%	16.9%	16.9%	17.1%	17.3%
Underwriting results / net earned premiums	22.1%	14.9%	14.1%	18.7%	13.6%
General expenses / net earned premiums	20.0%	19.9%	18.1%	20.0%	17.9%
Return on equity (2)(3)	25.8%	19.3%	32.4%	21.7%	24.4%
Return on total premiums	10.1%	7.8%	8.5%	9.0%	6.8%
Net equity / total assets	18.1%	17.8%	13.9%	18.1%	13.9%
Increase in technical reserves	13.9%	11.6%	15.6%	12.8%	13.6%
General expenses / assets (2)(3)	6.6%	6.2%	5.7%	6.3%	6.3%

Combined ratio of PPS + PS (4)	92.0%	96.4%	72.8%	94.1%	99.2%
Net claims / net earned premiums	60.9%	64.9%	52.3%	62.8%	71.8%
General expenses and commissions / net earned premiums	31.1%	31.4%	20.4%	31.2%	27.4%
(1) Real state investment were excluded
(2) Annualized
(3) Average are determined as the average of period - begging and period ending
(4) Without consolidated adjusments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2010

CREDICORP LTD.

By:	/s/ Giuliana Cuzquen
Giuliana Cuzquen
Authorized Representative